SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly information for the period ended on March 31, 2025

(Free Translation into English from the Original Previously Issued in Portuguese.)

KPMG Auditores Independentes Ltda.

Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte,

Chácara Santo Antônio, CEP 04719-911, São Paulo - SP

Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Report on the review of interim financial information (ITR)

(A free translation of the original report in Portuguese, as filed with the Comissão de Valores Mobiliários - CVM, for the individual interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária, and for the consolidated interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária and the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2025, which comprises the statement of financial position as at March 31, 2025 and the related statements of profit or loss, comprehensive income (loss), changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

The Company’s management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 (R1) - Demonstração Intermediária and the consolidated interim financial information in accordance with CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB), such as for the presentation of these information in accordance with the standards issued by the Comissão de Valores Mobiliários, applicable to the preparation of Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the Comissão de Valores Mobiliários.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the Comissão de Valores Mobiliários.

Other matters

Statements of value added

The interim information referred to above includes the individual and consolidated statements of added value (DVA) for the three-month period ended March 31, 2025, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures performed together with the review of the quarterly information, to reach a conclusion on whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 – Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that those statements of value added were not prepared, in all material respects, in accordance with the criteria set forth in that standard and consistently with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 9, 2025

KPMG Auditores Independentes Ltda.

CRC 2SP014428/O-6

Original report in Portuguese signed by

Fernando Rodrigues Nascimento

Accountant CRC 1SP244524/O-1

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Braskem S.A.

Statement of interim financial position as of March 31, 2025

All amounts in millions of reais

		Consolidated		Parent company
Assets	Note	Mar/25	Dec/24	Mar/25	Dec/24

Current assets
Cash and cash equivalents	4	11,317	14,986	4,419	5,388
Financial investments	5	1,712	1,786	1,616	1,643
Trade accounts receivable	6	3,454	3,562	3,556	3,792
Inventories	7	14,412	13,688	10,591	9,761
Taxes recoverable	9	1,328	1,372	599	617
Recoverable income taxes	-	859	782	178	265
Derivatives	18.2	305	73	17	13
Other receivables		714	788	547	653
			-
		34,101	37,037	21,523	22,132
Non-current assets
Taxes recoverable	9	1,715	1,758	1,409	1,385
Recoverable income taxes	-	302	295	302	295
Deferred tax assests	20(c)	12,478	13,882	10,926	12,268
Judicial deposits	-	-	-	-	-
Derivatives	18.2	268	99	35	45
Other receivables	-	490	543	342	380

Investments	10	458	438	27,564	29,164
Property, plant and equipment	11	38,454	40,417	15,519	15,882
Intangible assets	12	3,317	3,387	2,552	2,567
Right of use of assets	13(a)	3,839	3,719	1,850	1,977

		61,321	64,538	60,499	63,963

Total assets		95,422	101,575	82,022	86,095

2	The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of interim financial position as of March 31, 2025

All amounts in millions of reais

		Consolidated				Parent company
Liabilities and shareholders' equity	Nota	Mar/25		Dec/24		Mar/25		Dec/24

Current liabilities
Trade payables	14	15,861		16,883		15,568		16,834
Borrowings and debentures	15	1,701		2,278		638		516
Braskem Idesa borrowings	16	818		857		-		-
Derivatives	18.2	318		212		12		143
Payroll and related charges		704		1,033		459		714
Taxes payable	19	599		625		499		501
Income taxes payable		298		243		-		-
Sundry provisions	21	628		619		587		526
Accounts payable to related parties	8(b)	-		-		1,726		6,279
Provision - geological event in Alagoas	23	2,044		2,436		2,044		2,436
Lease	13(b)	959		1,000		576		607
Other payables		1,971		2,086		922		1,007

		25,901		28,272		23,031		29,563

Non-current liabilities
Borrowings and debentures	15	47,439		50,954		8,330		8,687
Braskem Idesa borrowings	16	13,699		14,277		-		-
Derivatives	18.2	317		101		57		22
Taxes payable	19	244		264		91		94
Accounts payable to related parties	8(b)	-		-		47,456		44,755
Loan from non-controlling shareholders of Braskem Idesa	8(a)	1,010		1,050		-		-
Deferred tax liabilities	20(c)	1,178		1,307		-		-
Post-employment benefits		544		551		325		325
Legal provisions	22.1	845		845		845		845
Sundry provisions	21	1,255		1,352		1,255		1,352
Provision - geological event in Alagoas	23	3,036		3,134		3,036		3,134
Lease	13(b)	3,350		3,306		1,611		1,807
Other payables		399		440		221		293

		73,316		77,581		63,227		61,314

Shareholders' equity	24	-
Capital		8,043		8,043		8,043		8,043
Capital reserve and treasury shares		16		13		16		13
Additional paid in capital		(488)		(488)		(488)		(488)
Other comprehensive income		1,526		1,684		1,526		1,684
Accumulated losses		(13,333)		(14,034)		(13,333)		(14,034)

Total attributable to the Company's shareholders		(4,236)	-	(4,782)	-	(4,236)	-	(4,782)

Non-controlling interest in subsidiaries		441		504		-		-

		(3,795)		(4,278)		(4,236)		(4,782)

Total liabilities and shareholders' equity		95,422		101,575		82,022		86,095

3	The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss as of March 31, 2025

All amounts in millions of reais

		Consolidated		Parent company
	Note	Mar/25	Mar/24	Mar/25	Mar/24

Net revenue	26	19,460	17,920	13,465	12,054
Cost of products sold	27	(18,150)	(16,709)	(13,232)	(11,872)
		0	0	0	0
Gross profit		1,310	1,211	233	182
		0	0	0	0
Income (expenses)		0	0	0	0
Selling and distribution	27	(520)	(460)	(256)	(242)
Loss for impairment of trade accounts receivable and others from clients	27	(2)	(43)	2	(43)
General and administrative	27	(663)	(652)	(384)	(413)
Research and development	27	(126)	(106)	(47)	(44)
Results from equity investments		(7)	(5)	823	643
Other income	27	152	141	191	127
Other expenses	27	(45)	(127)	(109)	(93)
		0	0	0	0
Profit (loss) before financial results and taxes		99	(41)	453	117
		0	0	0	0
Financial results	28	0	0	0	0
Financial expenses		(1,630)	(1,386)	(1,527)	(1,321)
Financial income		295	427	184	335
Derivatives and exchange rate variations, net		2,052	(1,071)	1,974	(1,118)
		0	0	0	0
		717	(2,030)	631	(2,104)
		0	0	0	0
Provit (loss) before income tax		816	(2,071)	1,084	(1,987)
		0	0	0	0
Income taxes	20(a)	(184)	681	(386)	642
		0	0	0	0
Net profit (loss) for the period		632	(1,390)	698	(1,345)

Attributable to:		0	0	0	0
Company's shareholders		698	(1,345)	698	(1,345)
Non-controlling interest in subsidiaries		(66)	(45)	-	-
		0	0	0	0
Net profit (loss) for the period		632	(1,390)	698	(1,345)

Earnings per share - basic and diluted - R$	25
Basic
Common		0.8759	(1.6876)	0.8759	(1.6876)
Preferred shares class "A"		0.8759	(1.6876)	0.8759	(1.6876)
Preferred shares class "B"		0.6057	(1.6876)	0.6057	(1.6876)

Diluted
Common		0.8759	(1.6876)	0.8759	(1.6876)
Preferred shares class "A"		0.8759	(1.6876)	0.8759	(1.6876)
Preferred shares class "B"		0.6057	(1.6876)	0.6057	(1.6876)

4	The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of other comprehensive income as of March 31, 2025

All amounts in millions of reais

		Consolidated		Parent Company
	Note	Mar/25	Mar/24	Mar/25	Mar/24

Net profit (loss) for the period		632	(1,390)	698	(1,345)

Other comprehensive income:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge, net of taxes		89	-	89	-
		89	-	89	-

Exchange variation of foreign, net of taxes	18.6 (iv)	1,764	(304)	1,764	(304)
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	18.6 (v)	93	220	70	165
		1,857	(84)	1,834	(139)

Foreign subsidiaries currency translation adjustment		(2,070)	508	(2,046)	561

Total		(124)	424	(123)	422

Total other comprehensive income for the period		508	(966)	575	(923)

Attributable to:
Company's shareholders		575	(923)
Non-controlling interest in subsidiaries		(67)	(43)

Total other comprehensive income for the period		508	(966)

5	The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in millions of reais

									Parent company and Consolidated
	Attributed to shareholders' interest									Total
		Capital Reserve and Treasury Shares						Total		shareholders'
		Long-term		Additional	Other			Braskem	Non-controlling	equity
		incentive	Capital	paid in	comprehensive		Accumulated	shareholders'	interest in	(net capital
	Capital	plans	transactions	capital	income		losses	interest	subsidiaries	deficiency)

At January 1, 2024	8,043	37	(10)	(488)	(852)		(2,738)	3,992	(713)	3,279

Comprehensive income for the period:
Loss for the period	-	-	-	-	-		(1,345)	(1,345)	(45)	(1,390)
Exchange variation of foreign sales hedge, net of taxes	-	-	-	-	(139)			(139)	55	(84)
Fair value of cash flow hedge, net of taxes	-	-	-	-	-			-	-	-
Foreign subsidiaries currency translation adjustment	-	-	-	-	561			561	(53)	508
	-	-	-	-	422		(1,345)	(923)	(43)	(966)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes	-	-	-	-	(2)		2	-	-	-
Realization of deemed cost of jointly-controlled investment, net of taxes	-	-	-	-	-		-	-	-	-
Long term incentive plan	-	6	-	-	-		-	6	-	6
Exchange variation in hyperinflationary economy, net of taxes	-	-	-	-	8		-	8	-	8
	-	6	-	-	6		2	14	-	14
Contributions and distributions to shareholders:
Incentive long term plan payments with treasury shares		-	-					-		-
Proceeds from sale of non-controlling interests	-	-	-	-	-		-	-	-	-
Non-controlling interest in acquired entity	-	-	-	-	-		-	-	41	41
Other	-	-	-	-	-		-	-	-	-
Acquisition of subsidiary with non-controlling interests	-	-	-	-	-		-	-	-	-
	-	-	-	-	-		-	-	41	41

Balances at March 31, 2024	8,043	43	(10)	(488)	(424)		(4,081)	3,083	(715)	2,368

At January 1, 2025	8,043	23	(10)	(488)	1,684		(14,034)	(4,782)	504	(4,278)

Comprehensive income for the period:
Net profit (loss) for the period	-	-	-	-	-		698	698	(66)	632
Exchange variation of foreign sales hedge, net of taxes	-	-	-	-	1,834		-	1,834	23	1,857
Fair value of cash flow hedge, net of taxes	-	-	-	-	89	-	-	89	-	89
Foreign currency translation adjustment	-	-	-	-	(2,046)		-	(2,046)	(24)	(2,070)
	-	-	-	-	(123)		698	575	(67)	508

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes	-	-	-	-	(3)		3	-	-	-
Long term incentive plan	-	3	-	-	-		-	3	-	3
Exchange variation in hyperinflationary economy, net of taxes	-	-	-	-	1		-	1	-	1
Other					(33)			(33)		(33)
	-	3	-	-	(35)		3	(29)	-	(29)
Contributions to shareholders:
Capital increase	-	-	-	-	-		-	-	5	5
	-	-	-	-	-		-	-	5	5

Balances at March 31, 2025	8,043	26	(10)	(488)	1,526		(13,333)	(4,236)	442	(3,794)

6	The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of cash flows as of March 31, 2025

All amounts in millions of reais

		Consolidated		Parent company
	Note	Mar/25	Mar/24	Mar/25	Mar/24

Profit (loss) before income tax		816	(2,071)	1,084	(1,987)

Adjustments for:
Depreciation and amortization	27	1,191	1,229	750	801
Results from equity-accounted investees	10(c)	7	5	(823)	(643)
Interest foreign exchange loss		(1,213)	2,190	(273)	1,974
(Reversals) Provisions, net	23	33	(118)	6	(104)
Provision geological event in Alagoas		(51)	38	(51)	38
Gain on the sale of subsidiary Cetrel	1	(24)	-	(24)	-
Loss (reversal) for impairment of trade accounts receivable and others		2	43	(2)	43
Provision for impairment and loss on sale of property, plant and equipment		125	(3)	106	(6)

		886	1,313	773	116

Changes in operating working capital
Financial investments		78	1,047	29	1,135
Trade accounts receivable		(7)	(470)	239	(258)
Inventories		(985)	(526)	(814)	(770)
Taxes recoverable		(446)	347	65	120
Other receivables		25	88	69	104
Trade payables		84	1,388	(1,095)	1,854
Taxes payable		578	(104)	(45)	123
Sundry provisions		(39)	(486)	(20)	(767)
Geological event in Alagoas	23	(468)	(437)	(468)	(437)
Other payables		(482)	277	(395)	350

		(776)	2,437	(1,662)	1,570

Interest paid		(1,535)	(1,408)	(106)	(181)
Income taxes paid		(21)	(64)	40	(53)

Net cash (used) generated from (used in) operating activities		(2,332)	965	(1,728)	1,336

Proceeds from the sale of investments	1	77	-	77
Funds received in the investments' capital reserves				441
Acquisitions to property, plant and equipment and intangible assets		(653)	(870)	(349)	(603)
Cash effect of non-current assets held for sale			(1)

Net cash used in investing activities		(576)	(871)	169	(603)

Borrowings and debentures
Issued		-	319	-	244
Payments		(215)	(612)	(40)	(529)
Braskem Idesa borrowings
Issued		263	248	-	-
Payments		(20)	-	-	-
Related parties
Issued		-	-	4,164	11
Payments		-	-	(3,416)	(1,483)
Lease		(224)	(234)	(118)	(155)
Proceeds from non-controlling capital contributions		5	15	-	-

Net cash (used) generated from (used in) financing activities		(191)	(264)	590	(1,912)

Exchange variation on cash of foreign subsidiaries		(570)	198	-	-

(Decrease) increase in cash and cash equivalents		(3,669)	28	(969)	(1,179)

Represented by
Cash and cash equivalents at the beginning of the period		14,986	14,187	5,388	8,658
Cash and cash equivalents at the end of the period		11,317	14,215	4,419	7,479

(Decrease) increase in cash and cash equivalents		(3,669)	28	(969)	(1,179)

7	The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of value added as of March 31, 2025

All amounts in millions of reais

	Consolidated		Parent company
	Mar/25	Mar/24	Mar/25	Mar/24
		Restated		Restated
Revenue	22,577	20,913	16,581	15,011
Sale of goods, products and services	22,532	20,861	16,521	14,960
Other income, net	47	95	58	94
Loss (gain) for doubtful accounts	(2)	(43)	2	(43)

Inputs acquired from third parties	(19,298)	(17,091)	(14,603)	(12,410)
Cost of products, goods and services sold	(18,860)	(16,428)	(14,401)	(12,023)
Material, energy, outsourced services and others	(441)	(656)	(192)	(389)
Gain of assets	3	(7)	(10)	2

Gross value added	3,279	3,822	1,978	2,601
	-	-	-	-
Depreciation, amortization and depletion	(1,191)	(1,229)	(750)	(801)
	-	-	-	-
Net value added produced by the Company	2,088	2,593	1,228	1,800
	-	-	-	-
Value added received in transfer	2,485	703	3,330	1,094
Results from equity investments	(7)	(5)	823	643
Financial income	2,492	708	2,507	451
		-	-	-
Total value added to distribute	4,573	3,296	4,558	2,894
	-	-	-	-
	-	-	-	-
Personnel	606	588	331	338
Direct compensation	493	474	269	258
Benefits	90	91	42	56
FGTS (Government Severance Pay Fund)	23	23	20	24
	-	-	-	-
Taxes, fees and contribuitions	1,407	1,250	1,584	1,279
Federal	482	(273)	666	(240)
State	909	1,502	909	1,502
Municipal	16	21	9	17
	-	-	-	-
Remuneration on third parties' capital	1,928	2,848	1,945	2,622
Interest	1,774	2,732	1,879	2,551
Rentals	154	116	66	71
	-	-	-	-
Remuneration on own capital	632	(1,390)	698	(1,345)
Profit (loss) for the period	698	(1,345)	698	(1,345)
Non-controlling interest in subsidiaries	(66)	(45)	-	-
	-	-	-	-
Value added distributed	4,573	3,296	4,558	2,894

8	The notes are an integral part of the interim financial statements.

Summary of Notes

1 Operations	10
2 Basis of preparation and presentation of the quarterly information	11
3 New accounting standards applicable in the current year	13
4 Cash and cash equivalents	13
5 Financial investments	14
6 Trade accounts receivable	14
7 Inventories	15
8 Related parties	16
9 Taxes recoverable	19
10 Investments	20
11 Property, plant and equipment	23
12 Intangible assets	24
13 Leases	25
14 Trade payables	27
15 Borrowings and debentures	28
16 Braskem Idesa borrowings	30
17 Reconciliation of financial activities in the statement of cash flow	31
18 Financial instruments and risk management	32
19 Taxes payable	43
20 Income tax	44
21 Sundry provisions	46
22 Provisions for legal proceedings	48
23 Geological event - Alagoas	49
24 Equity	57
25 Earnings per share	58
26 Net revenues	59
27 Expenses by nature and function	59
28 Financial results	60
29 Segment information	61
30 Contractual obligations	61
31 Subsequent events	61

9

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

1 Operations

Braskem S.A. (“Parent Company” or Braskem) is a public corporation headquartered in Camaçari, Bahia (“BA”), which, jointly with its subsidiaries (“Company”), is controlled by Novonor S.A. (“Novonor”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem’s shares are traded on B3 S.A. Brasil, Bolsa, Balcão (“B3”), under the tickers BRKM3, BRKM5 and BRKM6, on the New York Stock Exchange (“NYSE”) under the ticker BAK and on the Madrid Stock Exchange (“LATIBEX”) under the ticker XBRK.

Braskem is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy and gas for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany and Mexico. The units produce thermoplastic resins, such as polyethylene (“PE”), polypropylene (“PP”), polyvinyl chloride (“PVC”) and other basic petrochemicals.

As of March 31, 2025, the statement of financial position reflects a positive working capital (defined as total current assets minus total current liabilities) amounting to R$8,200 (2024: positive amount of R$8,765) in the consolidated and negative working capital amounting to R$1,508 (2024: negative amount of R$7,431) in the parent company. It also reflects negative equity of R$3,795 (2024: negative in R$4,278) in the consolidated and R$4,236 (2024: negative amount of R$4,782) in the parent company.

The Company used cash flow from operating activities amounting to R$2,332 (cash generation of R$ 965 as of March 31, 2024) in the consolidated and R$1,728 (cash generation of R$1,336 as of March 31, 2024) in the parent company as of March 31, 2025. Borrowings and debentures are predominantly due in the long term, with 95% denominated in US dollars, consistent with the Company's Financial Policy. The Company is comfortable with this US dollar exposure since a significant portion of the operational cash expected to be generated in the upcoming years, which will be allocated to settle these borrowings, is either directly or indirectly in US dollars.

New investments in capacity

In January 2025, the Company announced the execution of seven projects to expand its current production capacity in Bahia, Rio Grande do Sul and Alagoas, distributed among PE, PVC and other chemicals.

In February 2025, the Company approved the start of the project to increase the ethylene production capacity at its petrochemical plant in Rio de Janeiro. The project is part of the Company's transformation strategy by increasing the use of gas in its raw material matrix, seeking greater competitiveness of the Brazilian chemical industry.

10

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

2 Basis of preparation and presentation of the quarterly information

The parent company quarterly information (“Quarterly Information”) was prepared and is presented in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the consolidated quarterly information was prepared and is presented in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board. All relevant information specific to the Interim Information, and only it, is being highlighted, and has been used by the Company’s Management.

This quarterly information should be read together with the financial statements of the Company for the year ended December 31, 2024, which comprise a complete set of the notes.

This quarterly information is presented in Brazilian Real, which is the Parent Company’s functional currency. All amounts have been rounded to the nearest million unless otherwise stated.

The same accounting policies were applied in this quarterly information as those applied in the preparation of the Company’s annual financial statements related to the year ended December 31, 2024.

The judgments and assumptions made by management in the use of estimates when preparing this quarterly information did not differ significantly from those described in the Company’s financial statements for the year ended December 31, 2024.

The issue of this quarterly information was authorized by the Executive Board on May 9, 2025.

11

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

The consolidated quarterly information includes the Parent Company and the following entities:

		Total and voting interest (%)
	Headquarter	Mar/25	Dec/24
Direct subsidiaries
BM Insurance Company Limited ("BM Insurance")	Bermuda	100	100
Braskem Argentina S.A. (“Braskem Argentina”)	Argentina	100	100
Braskem Finance Limited (“Braskem Finance”)	Cayman Islands	100	100
Braskem Mexico, S. de RL de C.V. ("Braskem México")	Mexico	100	100
Braskem Netherlands B.V. ("Braskem Holanda")	Netherlands	100	100
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)	Chile	100	100
Oxygea Ventures Ltda. ("Oxygea")	Brazil	100	100
Voqen Energia Ltda. ("Voqen")	Brazil	100	100
Wise Plásticos Ltda. ("Wise")	Brazil	61.1	61.1
Special Purpose Entities
Fdo. Invest. Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")	Brazil	100	100
Fdo. Invest. Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")	Brazil	100	100
Indirect subsidiaries
Braskem Green S.A. ("Braskem Green")	Brazil	100	100
Braskem America, Inc. (“Braskem America”)	USA	100	100
Braskem Europe GmbH ("Braskem Alemanha")	Germany	100	100
Braskem Idesa S.A.P.I. ("Braskem Idesa")	Mexico	75	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")	Mexico	75	75
Braskem India Private Limited ("Braskem India")	India	100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")	Mexico	100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")	Mexico	100	100
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)	Netherlands	100	100
Braskem Netherlands Green B.V. (“Braskem Holanda Green”)	Netherlands	100	100
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc.”)	Netherlands	100	100
Braskem Siam Company Limited (“Braskem Siam”)	Thailand	51	51
Braskem Trading & Shipping B.V. ("BT&S")	Netherlands	100	100
B&TC B.V. ("B&TC")	Netherlands	60	60
ER Plastics B.V. ("ER Plastics")	Netherlands	60	60
Terminal Química Puerto México ("Terminal Química")	Mexico	37.5	37.5

12

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

3 New accounting standards applicable in the current year

The following changes of accounting standards became effective on January 1, 2025:

- Lack of exchangeability (amendments to CPC 02/IAS 21).

Adoption of the amendment did not have any material impact on the disclosures or amounts presented in this quarterly information.

3.1	Review of Technical Pronouncement CPC 09 (R1) - Statement of Value Added (DVA)

In February 2024, the CVM approved resolution 199/2024, which introduced changes in the disclosure of the Statement of Value Added, applicable to fiscal years starting on or after January 1, 2024.

The resolution altered the definition of elements that are components of the revenue generated, without affecting the net value added produced. Based on the change, the Company adjusted, as from December 2024, the allocation of amounts related to the net realizable value of inventories, previously classified as inputs acquired from third parties, which are now classified as other income.

Thus, the DVA for the current year was released based on the new requirements, and the retrospective effects of the quarter ended March 2024 are restated below:

	Consolidated			Parent Company
	Mar/2024	CPC09 (R1)	Mar/2024 Restated	Mar/2024	CPC09 (R1)	Mar/2024 Restated

Revenue	20.883	30	20.913	14.995	16	15.011
Sale of goods, products and services	20.861		20.861	14.960		14.960
Other income, net	65	30)	95	78	16	94
Loss for doubtful accounts	(43)		(43)	(43)		(43)

Inputs acquired from third parties	(17.061)	(30)	(17.091)	(12.394)	(16)	(12.410)
Cost of prodcts, goods and services sold	(16.398)	(30)	(16.428)	(12.007)	(16)	(12.023)
Material, energy, outsourced services and others	(656)		(656)	(389)		(389)
Loss of assets	(7)		(7)	2		(2)

4 Cash and cash equivalents

		Consolidated		Parent company
		Mar/25	Dec/24	Mar/25	Dec/24

Cash
Companies in Brazil		1,597	1,780	1,595	1,778
Companies outside Brazil	(i)	3,415	4,191
Cash equivalents:
Companies in Brazil		3,037	3,797	2,824	3,610
Companies outside Brazil	(i)	3,268	5,218
Total		11,317	14,986	4,419	5,388

(i)	On March 31, 2025, it includes R$1,216 of cash and R$310 of cash equivalents (2024: R$941 of cash and R$779 of cash equivalents) of Braskem Idesa and its subsidiaries, which cannot be used by other subsidiaries of the Company.

13

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

Cash equivalents in Brazil are represented by fixed-income instruments and time deposits, such as bank deposit certificates (“CDBs”), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Jupiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see note 5).

The cash equivalents abroad consist of fixed income instruments (Time Deposit) and interest bearing accounts.

5 Financial investments

		Consolidated		Parent company
		Mar/25	Dec/24	Mar/25	Dec/24
Fair value through profit or loss
LFT´s and LF´s	(i)	1,402	1,408	1,331	1,297
Restricted funds investments	(ii)	284	345	284	345
Other		70	79	1	1
Total		1,756	1,832	1,616	1,643

Current assets		1,712	1,786	1,616	1,643
Non-current assets	(iii)	44	46	-	-
Total		1,756	1,832	1,616	1,643

(i) These refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions, whose purpose is the immediate negotiation or future sale.

(ii) Includes the following amounts: R$104 (2024: R$115) in restricted funds used in the Program for Relocation of Residents in Alagoas (Note 23.1(i)); and R$180 (2024: R$230) of guarantee of debt raised by Braskem Holanda.

(iii) On the statement of financial position, the balance of non-current assets is presented under Other assets.

In the period ended March 31, 2024, financial investments and cash equivalents (Note 4) in Brazilian Real had average yield of 102.03% of the Interbank Certificate of Deposit (“CDI”) rate p.a. (2024: 102.25%) and financial investments and cash equivalents in foreign currency (Note 4) had average yield of 4.85% p.a. (2024: 5.46% p.a.).

6 Trade accounts receivable

The Company’s average receivables term is generally 30 days, therefore, the carrying value of the trade accounts receivable approximates their fair value.

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and substantial risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized.

As of March 31, 2025, the amounts of trade accounts receivable transferred and derecognized maturing after March 31, 2025 were R$3.2 billion in the Parent Company and R$5.4 billion in the Consolidated (2024: R$2.9 billion in the Parent Company and R$5 billion in the Consolidated).

14

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

Losses recognized at the date of transfer of trade accounts receivable mentioned above were R$62 in the Parent Company and R$76 in the Consolidated (2024: R$55 in the Parent Company and R$73 in the Consolidated), recorded under financial expenses.

	Note	Consolidated			Parent company
		Mar/25		Dec/24	Mar/25	Dec/24
Domestic market
Third parties		1,918		1,802	1,895	1,719
Related parties	8	18		103	30	234
		1,936	-	1,905	1,925	1,953
Foreign market
Third parties		1,588		1,727	431	562
Related parties	8			-	1,257	1,337
		1,588		1,727	1,688	1,899
Expected credit losses		(70)		(70)	(57)	(60)
Total		3,454		3,562	3,556	3,792

7 Inventories

	Consolidated		Parent company
	Mar/25	Dec/24	Jun/24	Dec/23

Finished goods	8,321	7,586	5,577	4,910
Semi-finished goods	564	450	564	450
Raw materials, production inputs and packaging	3,162	3,220	2,569	2,546
Maintenance materials	922	925	504	501
Advances to suppliers	180	216	120	63
Imports in transit	1,263	1,291	1,257	1,291
Total	14,412	13,688	10,591	9,761

On March 31, 2025, the provision for loss in inventories is R$203 in the Consolidated and R$161 in the Parent Company (2024: R$282 in the Consolidated and R$263 in the Parent Company).

15

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

8 Related parties

(a) Consolidated

	Consolidated
	Balances at March 31, 2025				Balances at December 31, 2024
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total

Statement of financial position
Assets
Current
Trade accounts receivable	-	7	11	18	-	4	99	103
Inventories (advance to suppliers)	-	95	-	95	-	14	-	14
Dividends and interest on capital	-	-	1	1	-	-	-	-
Other					1			1
Non-current	-	-	-	-	-	-	-	-
Other receivables - Related parties	0	34	33	67	0	30	33	63
Total assets	-	136	45	181	1	48	132	181

Liabilities
Current	-	-	-	-	-	-	-	-
Trade payables	5	1,175	27	1,207	33	1,210	56	1,299
Other	40	267	-	307	40	267	-	307
Non-current	-	-	-	-	-	-	-	-
Loan to non-controlling shareholders of Braskem Idesa	-	-	1,010	1,050	-	-	1,050	1,050
Total liabilities	45	1,442	1,037	2,524	73	1,477	1,106	2,656

	Three month period ended March 31, 2025				Three month period ended March 31, 2024
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total

Transactions
Sales of products	-	24	119	143	-	27	103	130
Purchases of raw materials, finished goods	-	-	-	-	-	-	-	-
services and utilities	(40)	(4,566)	(121)	(4,727)	(14)	(3,965)	(32)	(4,011)
Financial income	-	-	4	4	-	-	44	44
Financial expenses	-	-	(1)	(1)	-	-	(35)	(35)
Private pension	-	-	(12)	(12)	-	-	(12)	(12)
Other income (expenses)	-	11	-	11	-	2	-	2
(i) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A ("RPR"), Ventos de Santa Amélia Energia Renováveis S.A. ("Santa Amélia"), Ventos de Santo Abelardo Energia Renováveis S.A.("Santo Abelardo"), Ventos de Santo Artur Energia Renováveis S.A. ("Santo Artur"), Vexty and Bioglycols LLC ("Bioglycols").

16

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

(b) Parent Company

	Balances at March 31, 2025
	Associates companies, Jointly-controlled investment and Associates companies							Related companies
	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter e Netuno	Braskem Green	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total

Statement of financial position
Assets
Current
Cash and equivalents	-	-	-	-	1,830	-	-	-	-	-	1,830
Financial investments	-	-	-	-	1,436	-	-	-	-	-	1,436
Trade accounts receivable	1,026	-	14	217	-	47	12	-	7	11	1,334
Inventories (advance to suppliers)	-	-	-	-	-	-	-	-	95	-	95
Dividends and interest on capital	-	-	-	-	-	-	-	-	-	1	1
Other receivables - Related parties	53	-	4	-	-	9	1	1	-	1	69
	-	-	-	-	-	-	-	-	-	-	-
Non-current	-	-	-	-	-	-	-	-	-	-	-
Other receivables	-	-	-	-	-	-	-	-	34	33	67
Total assets	1,079	-	18	217	-	56	13	1	102	13	4,832
Liabilities
Non-current	-	-	-	-	-	-	-	-	-	-	-
Trade payables	11,707	-	-	3	-	-	43	5	1,175	27	13,067
Accounts payable to related parties	-	-	-	-	-	-	-	-	-	-	-
Advance to export	-	1,711	7	-	-	-	-	-	-	-	1,718
Loans		7									7
Other payables	1	-	-	-	-	-	-	-	-	-	1
Other	-	-	-	-	-	-	-	40	267	-	307
	-	-	-	-	-	-	-	-	-	-	-
Non-current	-	-	-	-	-	-	-	-	-	-	-
Accounts payable to related parties	-	43,247	477	-	-	-	-	-	-	-	43,724
Loans		3,732									3,732
Total liabilities	11,708	48,697	484	3	-	107	43	45	1,442	27	62,556

	Three month period ended March 31, 2025
	Associates companies, Jointly-controlled investment and Associates companies							Related companies
	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter e Netuno	Braskem Green	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total

Transactions
Sales of products	1,267	-	16	51	-	61	51	-	24	119	1,589
Purchases of raw materials, finished products	-	-	-	-	-	-	-	-	-	-	-
services and utilities	(4,982)	-	(8)	-	-	(634)	(110)	(40)	(4,566)	(121)	(10,461)
Private pension	-	-	-	-	-	-	-	-	-	(12)	(12)
Other income (expenses)	6	-	-	-	-	96	1	-	11	-	114
Financial income	(81)	(24)	(3)	(16)	52	-	(1)	-	-	4	(69)
Financial expenses	842	2,594	29	-	-	-	-	-	-	(1)	3,464
(i) Braskem Chile, Braskem Idesa, Braskem Europe Alemanha, Wise, DAC., Voqen and Oxygea.
(ii) Borealis, RPR, Santa Amélia, Santo Abelardo, Santo Artur, Vexty and Bioglycols.

17

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

	Balances at December 31, 2024
	Associates companies, Jointly-controlled investment and Associates companies													Related companies
	Braskem Holanda		Braskem Holanda Inc		Braskem America		Braskem Argentina		Braskem Green	FIM Júpiter e Netuno		Other (i)		Novonor and subsidiaries and associates		Petrobras and subsidiaries		Other (ii)		Total

Balanço patrimonial
Assets
Current
Cash and equivalents	-		-		-		-		-	1,878		-		-		-		-		1,878
Financial investments	-		-		-		-		-	1,412		-		-		-		-		1,412
Trade accounts receivable	1,109		-		12		216		99	-		32		-		4		99		1,571
Inventories (advance to suppliers)	-		-		-		-		-	-		-		-		14		-		14
Dividends and interest on capital	-		-		-		-		-	-		-		-		-		1		1
Other receivables - Related parties	79		-		29		-		18	-		2		1		-		-		129
	-		-		-		-		-	-		-		-		-		-		-
Non-current	-		-		-		-		-	-		-		-		-		-		-
Other receivables	-		-		-		-		-	-		-		-		30		33		63
Total assets	1,188		-		41		216		117	-		34		1		18		100		5,068

Liabilities	-		-		-		-		-	-		-		-		-		-
Non-current	-		-		-		-		-	-		-		-		-		-		-
Trade payables	12,736		-		11		-		62	-		31		32		1,210		56		14,138
Accounts payable to related parties	-		-		-		-		-	-		-		-		-		-		-
Advance to export	-		6,195		17		-		-	-		-		-		-		-		6,212
Other payables	65		-		2		-		-	-		-		-		-		-		67
Other	-		-		-		-		-	-		-		40		267		-		307
																				-
Non-current																				-
Borrowings																				-
Accounts payable	-		44,241		514		-		-	-		-		-		-		-		44,755
Total liabilities	12,801		50,436		544		-		62	-		31		72		1,477		56		65,479

	Three month period ended March 31, 2024
	Associates companies, Jointly-controlled investment and Associates companies													Related companies
	Braskem Holanda		Braskem Holanda Inc		Braskem America		Braskem Argentina		Braskem Green	FIM Júpiter e Netuno		Other (i)		Novonor and subsidiaries and associates		Petrobras and subsidiaries		Other (ii)		Total

Transactions
Sales of products	1,099	-	-	-	28	-	89	-	-	-	-	57	-	-	-	27	-	103	-	1,403
Purchases of raw materials, finished products	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
services and utilities	(4,948)	-	-	-	(15)	-	-	-	-	-	-	(107)	-	(14)	-	(3,965)	-	(32)	-	(9,081)
Private pension																		(12)		(12)
Other income (expenses)	(3)		-		-		-		-	-		1		-		2
Financial income	3	-	-	-	-	-	4	-	-	179	-	1	-	-	-	-	-	1	-	188
Financial expenses	(404)	-	(1,977)	-	(20)	-	-	-	-	-	-	-	-	-	-	-	-	(1)	-	(2,402)
	-	-	-	-	-	-	-	-		-	-	-	-	-	-	-	-		-	-
(i) Braskem Alemanha, Braskem Chile, Braskem Idesa, Braskem Netherlands Finance, Cetrel, Lantana and Voqen.
(ii) Borealis, Grupo Idesa, RPR and Vexty.

18

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

(c) New and/or renewed agreements with related companies

In the period ended March 31, 2025, the main agreement entered into with related parties was as follows:

On June 27, 2024, the Company signed the second amendment to extend the term of the service agreement with Transpetro, for ship loading and unloading service through pipeline and product storage in tanks, with duration until June 30, 2028. The maximum amount of the agreement is estimated at R$970.

(d) Compensation of key management personnel

	Consolidated
Statement of profit or loss transactions	Mar/25	Mar/24
Remuneration
Wages and recurring benefits	27	12
Short-term variable compensation	10	10
Long term incentive plan	-	1
Total	37	23

9 Taxes recoverable

		Consolidated			Parent company
		Mar/25		Dec/24	Mar/25	Dec/24

Parent Company and subsidiaries in Brazil
Value-added tax on sales and services (ICMS)	-	932		930	932	926
ICMS - credits from PP&E	-	322		337	300	315
PIS and COFINS	-	143	0	135	141	128
PIS and Cofins - credits from PP&E	-	412		425	404	416
Other	-	231		216	231	217

Foreign subsidiaries
Value-added tax ("VAT")		935		980	-	-
Other		68		107	-	-
Total		3,043		3,130	2,008	2,002

Current assets		1,328		1,372	599	617
Non-current assets		1,715		1,758	1,409	1,385
Total		3,043		3,130	2,008	2,002

19

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

10 Investments

(a) Financial information on investments

		Net profit (loss)
		for the period		Equity
		Mar/25	Mar/24	Mar/25	Dec/24

Direct subsidiaries
BM Insurance		(11)	(10)	(4)	6
Braskem Argentina		1	(16)	19	19
Braskem Chile		3	1	72	72
Braskem Finance		-	-	-	-
Braskem Holanda		821	877	26,840	28,413
Braskem México		5	4	357	374
Cetrel		-	22	-	-
Oxygea	(i)	(11)	(3)	124	134
Voqen			(18)	15	15
Wise		4	2	158	154
Indirect subsidiaries		-	-	-	-
B&TC		(1)	1	77	80
Braskem Alemanha		(175)	61	5,441	6,039
Braskem America		(167)	115	5,091	5,667
Braskem America Finance		(5)	(4)	(307)	(326)
Braskem Netherland Finance		(16)	(13)	338	381
Braskem Netherland Inc		(10)	(15)	434	478
Braskem Green		43	11	1,013	971
Braskem Idesa		(246)	(311)	(794)	(690)
Braskem Idesa Serviços		0	1	13	14
Braskem Índia		-	-	0	-
Braskem México Proyectos		15	104	974	1,034
Braskem Siam		-	(1)	11	9
BTS		539	441	3,203	4,429
DAC		-	17	-	-
ER Plastics		(4)	(5)	(33)	(29)
Terminal Química		(5)	55	1,055	1,129

Jointly-controlled investments
Refinaria de Petróleo Riograndense S.A.		(30)	(8)	6	37
Bioglycols LLC		-	(5)	-	-

Associates
Borealis Brasil S.A.		19	13	306	285
Plaind		-	-	708	708

(i)	In January 2025, the Company decided to reassess and discontinue new investments in Oxygea. The decision is aligned with the Company's strategic direction to prioritize its assets and investments, both operational and strategic, aiming to optimize capital allocation and enhance cash generation. The Company is integrating the assets from Oxygea into Braskem S.A., and there are no expectations of significant losses during this process.

20

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

(b) Changes in investments and provision for losses in subsidiaries: Parent company

	Note	Subsidiaries	Domestic associates and jointly-controlled investments	Total
Investiments
Balances at December 31, 2024		28,742	422	29,164
Equity of investments		834	(6)	828
Domestic associate acquisition	1	-	-	-
Equity valuation adjustments		37	(1)	36
Gain in investments		-	24	24
Currency translation adjustments		(2,047)	-	(2,047)
Disposal for resources received from capital reserve of subsidiary		(441)	-	(441)
Balances at March 31, 2025		27,125	439	27,564

Provision for loss in subsidiaries (i)
Balances at December 31, 2024		-		-
Provision for losses		(5)		(5)
Currency translation adjustments		1		1
Balances at March 31, 2025		(4)	-	(4)

(i)	Provision for loss in subsidiaries are registered in other long-term liabilities.

(c) Results from equity-accounted investees

			Parent company
	Note	Mar/25	Mar/24
Equity method		828	639
Provision for losses		(5)
Other		-	4
Total		823	639

21

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

(d) Impact on the consolidation of Braskem Idesa

The Company presents the financial information of the subsidiary Braskem Idesa, which has non-controlling interest with material effects on the Company’s consolidated quarterly information:

	Braskem Idesa Consolidated (i)
Statements of financial position	Mar/25	Dec/24

Current assets	3,405	3,630
Non-current assets	19,067	19,605
Total assets	22,472	23,235

Current liabilities	2,773	2,966
Non-current liabilities	19,468	19,772
Total liabilities	22,241	22,738

Shareholders' equity	231	497

Total liabilities and shareholders' equity	22,472	23,235

Statement of profit or loss	Mar/25	Mar/24
Net revenue	1,267	1,135
Loss for the period	(338)	(364)

Statement of cash flows
Net cash generated from operating activities	159	146
Net cash used in investing activities	(259)	(245)
Net cash generated in financing activities	6	240
Exchange variation on cash and cash equivalents	(99)	81
(Decrease) increase in cash and cash equivalents	(193)	222

(i)	Braskem Idesa with its subsidiaries Braskem Idesa Serviços and Terminal Química. Excludes the effects of consolidation at Braskem S.A.

22

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

11 Property, plant and equipment

	Consolidated
	Lands		Buildings and Improvements		Machinery, Equipment and Facilities		Projects and Stoppage in Progress		Others		Total
Net book value	603	-	5,209	-	25,204	-	6,550	-	839	-	38,405
Cost	603	-	9,119	-	61,307	-	6,550	-	2,740	-	81,046
Accumulated depreciation	-	-	(3,910)	-	(36,103)	-	-	-	(1,901)	-	(42,641)
Balance as of December 31, 2023	603	-	5,209	-	25,204	-	6,550	-	839	-	38,405
Acquisitions	-	-	1	-	50	-	775	-	-	-	826
Foreign currency translation adjustment	9	-	229	-	595	-	109	-	2	-	944
Transfers by concluded projects	-	-	7	-	1,111	-	(1,154)	-	36	-	-
Disposals	(28)	-	(254)	-	(207)	-	(80)	-	(240)	-	(809)
Write-off due to disposal of investments in subsidiaries	14	-	79	-	101	-	40	-	121	-	355
Depreciation	-	-	46	-	(854)	-	-	-	(43)	-	(851)
Net book value	598	-	5,317	-	26,000	-	6,240	-	715	-	38,870
Cost	598	-	9,177	-	63,900	-	6,240	-	2,492	-	82,407
Accumulated depreciation	-	-	(3,860)	-	(37,900)	-	-	-	(1,777)	-	(43,537)
Balance as of March 31, 2024	598	-	5,317	-	26,000	-	6,240	-	715	-	38,870
	-	-	-	-	-	-	-	-	-	-	-
Net book value	631	-	5,362	-	26,297	-	7,286	-	841	-	40,417
Cost	631	-	9,410	-	67,287	-	7,286	-	2,800	-	87,414
Accumulated depreciation	-	-	(4,048)	-	(40,990)	-	-	-	(1,959)	-	(46,997)
Balance as of December 31, 2024	631	-	5,362	-	26,297	-	7,286	-	841	-	40,417
Acquisitions	-	-	-	-	54	-	584	-	-	-	638
Foreign currency translation adjustment	(18)	-	(282)	-	(957)	-	(223)	-	(18)	-	(1,498)
Transfers by concluded projects	-	-	14	-	556	-	(607)	-	37	-	-
Disposals and asset provisions	-	-	-	-	(114)	-	-	-	(10)	-	(124)
Depreciation	-	-	(53)	-	(876)	-	-	-	(50)	-	(979)
Net book value	613	-	5,041	-	24,960	-	7,040	-	800	-	38,454
Cost	613	-	9,142	-	66,710	-	7,040	-	2,730	-	86,235
Accumulated depreciation	-	-	(4,101)	-	(41,750)	-	-	-	(1,930)	-	(47,781)
Balance as of March 31, 2025	613	-	5,041	-	24,960	-	7,040	-	800	-	38,454

	Parent company
	Lands		Buildings and Improvements		Machinery, Equipment and Facilities		Projects and Stoppage in Progress		Others		Total
Net book value	344	-	614	-	10,670	-	4,264	-	538	-	16,430
Cost	344	-	2,034	-	38,660	-	4,264	-	1,904	-	47,206
Accumulated depreciation	-	-	(1,420)	-	(27,990)	-	-	-	(1,366)	-	(30,776)
Balance as of December 31, 2023	344	-	614	-	10,670	-	4,264	-	538	-	16,430
Acquisitions	-	-	-	-	36	-	502	-	-	-	538
Transfers by concluded projects	-	-	4	-	1,030	-	(1,060)	-	26	-	-
Disposals	-	-	-	-	(5)	-	-	-	-	-	(5)
Depreciation	-	-	(11)	-	(573)	-	-	-	(32)	-	(616)
Net book value	344	-	607	-	11,158	-	3,706	-	532	-	16,347
Cost	344	-	2,038	-	39,726	-	3,706	-	1,930	-	47,744
Accumulated depreciation	-	-	(1,431)	-	(28,568)	-	-	-	(1,398)	-	(31,397)
Balance as of March 31, 2024	344	-	607	-	11,158	-	3,706	-	532	-	16,347
	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-
Net book value	344	-	652	-	10,721	-	3,627	-	538	-	15,882
Cost	344	-	2,115	-	39,601	-	3,627	-	1,999	-	47,686
Accumulated depreciation	-	-	(1,463)	-	(28,880)	-	-	-	(1,461)	-	(31,804)
Balance as of December 31, 2024	344	-	652	-	10,721	-	3,627	-	538	-	15,882
Acquisitions	-	-	-	-	43	-	312	-	-	-	355
Transfers by concluded projects	-	-	14	-	476	-	(504)	-	14	-	-
Disposals	-	-	-	-	(108)	-	-	-	-	-	(108)
Depreciation	-	-	(12)	-	(564)	-	-	-	(34)	-	(610)
Net book value	344	-	654	-	10,568	-	3,435	-	518	-	15,519
Cost	344	-	2,129	-	39,897	-	3,435	-	2,013	-	47,818
Accumulated depreciation	-	-	(1,475)	-	(29,329)	-	-	-	(1,495)	-	(32,299)
Balance as of March 31, 2025	344	-	654	-	10,568	-	3,435	-	518	-	15,519

Capitalized charges in the three-month period ended March 31, 2025 were R$47 in the Consolidated and R$44 in the Parent Company (March 31, 2024: R$72 in Consolidated and R$65 in the Parent Company).

23

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

On March 31, 2025, the acquisitions of property, plant and equipment on instalment payments totaled R$53 in the Consolidated and R$33 in the Parent Company (March 31, 2024: R$105 in the Consolidated and R$112 in the Parent Company).

Based on Management's analysis, no indications were identified that the recoverable amount is lower than the carrying amount of its assets as of March 31, 2025.

12 Intangible assets

Consolidated
Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total

Net book value	2,173	323	468	143	3,107
Cost	2,173	581	1,386	439	4,579
Accumulated amortization	-	(258)	(918)	(296)	(1,472)
Balance as of December 31, 2023	2,173	323	468	143	3,107
Acquisitions	-	-	23	-	23
Foreign currency translation adjustment	1	13	4	(1)	17
Disposals due to sale of investments in subsidiaries	-	-	(1)	-	(1)
Other write-offs	-	-	(1)	-	(1)
Amortization	-	(3)	(19)	(4)	(26)
Net book value	2,174	333	474	138	3,119
Cost	2,174	594	1,412	438	4,618
Accumulated amortization	-	(261)	(938)	(300)	(1,499)
Balances as of March 31, 2024	2,174	333	474	138	3,119

Net book value	2,182	416	660	129	3,387
Cost	2,182	697	1,709	448	5,036
Accumulated amortization	-	(281)	(1,049)	(319)	(1,649)
Balance as of December 31, 2024	2,182	416	660	129	3,387
Acquisitions	-	-	7	-	7
Foreign currency translation adjustment	(7)	(20)	(20)	(1)	(48)
Amortization	-	(3)	(22)	(4)	(29)
Net book value	2,175	393	625	124	3,317
Cost	2,175	672	1,678	447	4,972
Accumulated amortization	-	(279)	(1,053)	(323)	(1,655)
Balances as of March 31, 2025	2,175	393	625	124	3,317

Parent company
Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total

Net book value	2,059	-	58	-	363	-	96	-	2,576
Cost	2,059	-	251	-	1,020	-	391	-	3,721
Accumulated amortization	-	-	(193)	-	(657)	-	(295)	-	(1,145)
Balance as of December 31, 2023	2,059	-	58	-	363	-	96	-	2,576
Acquisitions	-	-	-	-	17	-	-	-	17
Amortization	-	-	(1)	-	(12)	-	(4)	-	(17)
Net book value	2,059	-	57	-	368	-	92	-	2,576
Cost	2,059	-	251	-	1,037	-	391	-	3,738
Accumulated amortization	-	-	(194)	-	(669)	-	(299)	-	(1,162)
Balances as of March 31, 2024	2,059	-	57	-	368	-	92	-	2,576

Net book value	2,059	-	53	-	377	-	78	-	2,567
Cost	2,059	-	251	-	1,084	-	391	-	3,785
Accumulated amortization	-	-	(198)	-	(707)	-	(313)	-	(1,218)
Balance as of December 31, 2024	2,059	-	53	-	377	-	78	-	2,567
Acquisitions	0.00%	0.00%	-	5	0.00%	5
Amortization	-	-	(1)	-	(15)	-	(4)	-	(20)
Net book value	2,059	-	52	-	367	-	74	-	2,552
Cost	2,059	-	251	-	1,089	-	391	-	3,790
Accumulated amortization	-	-	(199)	-	(722)	-	(317)	-	(1,238)
Balances as of March 31, 2025	2,059	-	52	-	367	-	74	-	2,552

24

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

13 Leases

(a) Right-of-use assets

							Consolidated
	Balance as of					Foreign currency	Balance as of
	12/31/2024	Additions	Depreciation	Disposal	Remeasurement (i)	translation adjustment	3/31//2025
Rail cars	864	2	(49)	(2)	-	(61)	754
Machinery and equipment	1,262	-	(75)	-	(1)	(2)	1,184
Vessels	809	479	(63)	(4)	-	(35)	1,186
Buildings and constructions	602	1	(27)	-	1	(26)	551
Vehicles	140	-	(16)	-	-	-	124
Computer equipment and goods	42	-	(2)	-	-	-	40
Total	3,719	482	(232)	(6)	-	(124)	3,839

							Consolidated
	Balance as of					Foreign currency	Balance as of
	12/31/2023	Additions	Depreciation	Disposal	Remeasurement (i)	translation adjustment	3/31/2024
Rail cars	821	-	(39)	-	(7)	32	807
Machinery and equipment	1,592	-	(114)	-	-	5	1,483
Vessels	911	1	(88)	-	(4)	17	837
Buildings and constructions	306	-	(20)	-	(21)	4	269
Vehicles	186	-	(18)	-	19	-	187
Computer equipment and goods	4	-	-	-	-	-	4
Total	3,820	1	(279)	-	(13)	58	3,587

		Parent company
		Balance as of					Balance as of
		12/31/2024	Additions	Disposal	Depreciation	Remeasurement (i)	3/31//2025
Machinery and equipment		1,206	-	-	(58)	(1)	1,147
Vessels		364	-		(33)	-	331
Buildings and constructions		229	-		(18)	1	212
Vehicles		134	-		(16)	-	118
Computer equipment and goods		44	-		(2)	-	42
Total		1,977	-	-	(127)	-	1,850

		Parent company
		Balance as of					Balance as of
		12/31/2023	Additions	Disposal	Depreciation	Remeasurement (i)	3/31/2024
Machinery and equipment		1,472	-		(91)	-	1,381
Vessels		362	-		(46)	(5)	311
Buildings and constructions		155	-		(14)	2	143
Vehicles		181	-		(17)	19	183
Computer equipment and goods		5	-		-	-	5
Total		2,175	-	-	(168)	16	2,023

(i) Remeasurement of balances due to changes in contract payment flows.

25

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

(b)	Lease liability
		Consolidated		Parent company
		Mar/25	Mar/24	Mar/25	Mar/24

Balance at the beginning of the period		4,306	3,933	2,414	2,329

New contracts	(i)	482	-	-	-
Disposals		-	(10)	-	(7)
Remeasurement	(ii)	-	(13)	-	16
Interests and monetary and exchange variations, net		(45)	92	(67)	79
Currancy translation adjustments		(139)	57	-	-
Payments		(224)	(234)	(118)	(155)
Interest paid		(71)	(64)	(42)	(49)
Balance at the end of the period	(iii)	4,309	3,761	2,187	2,213

Current liability		959	948	576	529
Non-current liability		3,350	2,813	1,611	1,684
Total		4,309	3,761	2,187	2,213

(i)	Refers mainly to the addition of the new vessel, Brilliant Future, which entered service in January 2025.
(ii)	Remeasurement of balances due to changes in contract payment flows.
(iii)	On March 31, 2025 the lease liability from Braskem Idesa is equal to R$ 323 (March 31, 2024: R$ 171).

The net effect of the additions that did not impact cash during the period ended March 31, 2025, was R$466 in the Consolidated (R$23 as of March 31, 2024). There was no impact on the Parent Company in the period ended March 31, 2025 (R$9 as of March 31, 2024).

(c)	Uninitiated lease agreements

The Company has committed to lease agreements not yet effective as of March 31, 2024.  The present value of the commitments corresponds to R$1,504. Those commitments are agreements related to the construction of five ships to transport raw materials and finished products, which are expected to be delivered between the third quarter of 2025 and the second quarter of 2027. The cash flows related to the uninitiated agreements are shown below:

			Consolidated
	Discounted		Not discounted
	Mar/25		Mar/25

2025	49	-	50
2026	80	-	87
2027	155	-	182
2028	170	-	212
2029	154	-	204
2030+	896		1,689

Total	1,504		2,424

26

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

14 Trade payables

	Note	Consolidated		Parent company
		Mar/25	Dec/24	Mar/25	Dec/24
Domestic market
Third parties		1,325	1,645	1,469	1,945
Third parties (forfait)	(i)	673	688	673	581
Total Third parties		1,998	2,333	2,142	2,526
		-	-	-	-
Related parties		222	226	372	256
Related parties (forfait)	(i)	985	1,073	985	1,073
Total Related parties	8	1,207	1,299	1,357	1,329
		-	-	-	-
Foreign market	(ii)	-	-	-	-
Third parties		12,657	13,331	360	312
Related parties	8	-	-	11,710	12,747
		15,862	16,963	15,569	16,914

Current liabilities		15,861	16,883	15,568	16,834
Non-current liabilities	(iii)	1	80	1	80
Total		15,862	16,963	15,569	16,914

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon acceptance of financial institutions by acquiring or not the related receivables, without the Company’s interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same original conditions of the amount and the payment term maintained. The balances classified as forfaiting represent amounts prepaid to the Company's suppliers. The maturity of trade payables included in the forfaiting program is equivalent to the maturity of trade payables of Braskem's other suppliers in Brazil, with a maturity period ranging between 30 and 180 days.

(ii) Includes R$9.4 billion (2024: R$9.2 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii) In the statement of financial position, the balance of non-current liabilities is presented under Other liabilities.

27

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

15 Borrowings and debentures

(a) Borrowings

				Consolidated
		Annual stated interest rate (%)	Maturity	Mar/25	Dec/24
Foreign currency
Bonds		Note 15 (c)		40,299	43,921
Loans indexed to SOFR	(i)	1.68	Apr/2025 to Feb/2031	4,676	5,261
Other		5.84	Apr/2025 to Aug/2028	356	384
Transactions costs				(478)	(514)
				44,853	49,052

Local currency
Debentures		Note 15 (d)		3,184	3,075
Loans indexed to IPCA		6.04	Apr/2025 to Jan/2031	280	291
Loans indexed to CDI		1.48	Apr/2025 to Jul/2027	834	827
Other		6.50	Apr/2025 to May/2026	8	8
Transactions costs				(20)	(21)
				4,286	4,180

Foreign currency and local currency
Current liabilities				1,701	2,278
Non-current liabilities				47,439	50,954
Total				49,140	53,232

(i) Debts indexed to the Security Overnight Financing Rate ("SOFR") include: (a) R$2,085 from credit facility contracted by the subsidiaries Braskem Holanda Finance and Braskem Holanda, with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and guarantee from Braskem; (b) R$563 from Credit facility contracted by Braskem America, secured by Euler Hermes, the German export credit agency; and (c) R$64 from credit facility contracted by Braskem with a term of 7 years and guarantee of its own assets.

(b) Payment schedule

The maturity profile of the long-term borrowings is as follows:

	Consolidated
	Mar/25	Dec/24

2026	1,825	2,082
2027	1,964	2,098
2028	7,942	8,495
2029	2,134	2,139
2030	8,894	9,565
2031	5,112	5,490
2032	109	100
2033	5,733	6,184
2034	4,872	5,256
2036 and thereafter	8,854	9,545
Total	47,439	50,954

28

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

(c) Bonds

			Interest	Consolidated
Issuance date		Maturity	(% per year)	Mar/25	Dec/24
Jul-2011 and jul-2012		Jul-2041	7.125	3,293	3,614
Oct-2017		Jan-2028	4.500	6,802	7,417
Nov-2019		Jan-2030	4.500	8,637	9,418
Nov-2019		Jan-2050	5.875	4,349	4,758
Jul-2020	(i)	Jan-2081	8.500	1,388	1,526
Feb-2023		Feb-2033	7.250	5,798	6,364
Sep-2023		Jan-2031	8.500	4,971	5,472
Oct-2024		Oct-2034	8.000	5,061	5,352
Total				40,299	43,921

(i) The bond can be repaid by the Company at par value, for 90-day periods prior to any redefinition of interest rates, with the first redefinition in January 2026 and the other redefinitions every 5 years subsequently.

Braskem has fully, unconditionally and irrevocably guaranteed the bonds. Except for the bond issued in 2020, the guarantees are senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default, the guarantee comprises obligation subordinated to all Braskem’s current or future senior debts.

(d) Debentures

					Annual	Consolidated
Issuance date		Issuer	Series	Maturity	financial charges (%)	Mar/25	Dec/24
jan-2022	(i)	Braskem	1ª	dec-2028	IPCA + 5.54	702	676
jan-2022	(i)	Braskem	2ª	dec-2031	IPCA + 5.57	168	162
may-2022	(ii)	Braskem	1ª	may-2029	CDI + 1.75	795	768
may-2022	(ii)	Braskem	2ª	may-2032	CDI + 2.00	257	248
nov-2022	(ii)	Braskem	1ª	nov-2029	CDI + 1.70	1,161	1,123
nov-2022	(ii)	Braskem	2ª	nov-2032	CDI + 1.95	101	98
						3,184	3,075

(i) Private debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

(ii) Unsecured debentures.

29

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

16 Braskem Idesa borrowings

				Consolidated
Identification		Maturity	Currency and annual stated interest rate (%)	Mar/25	Dec/24

Bonds
Bond I	(i)	nov-2029	Us dollar exchange variation + 7.45	5,278	5,497
Bond II	(ii)	feb-2032	Us dollar exchange variation + 6.99	6,900	7,446
				12,178	12,943

Others
	(iii)	oct-2026	Us dollar exchange variation + quarterly Term SOFR + 4.25	609	647
	(iv)	oct-2028	Us dollar exchange variation + quarterly Term SOFR + 3.25	2,081	1,936
				2,690	2,583

Transactions costs				(351)	(392)

Total				14,517	15,134

Current liabilities				818	857
Non-current liabilities				13,699	14,277
Total				14,517	15,134

(i) Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.

(ii) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met, which include the reduction of greenhouse gas (GHG) emissions by 15% in absolute terms by 2028, considering a baseline of 2017. Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.

(iii) On March 28, 2025, Braskem Idesa obtained an extension of the waiver related to a leverage ratio (covenant) until September 30, 2025. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt because the waiver did not cover at least 12 months, the entire balance, in the amount of R$595, is classified as current liabilities (December 31, 2024: R$631). Braskem Idesa pledged as collateral property, plant and equipment assets and other rights (such as shares and receivables).

Braskem Idesa is in full compliance with its debt service obligation defined in the financing agreement and maintains a position of cash and cash equivalents of R$1,526 as of March 31, 2025 (December 31, 2024: R$1,205).

On April 23, 2025, Braskem Idesa entered into a new agreement with the lender in the amount of R$545 (US$95), maturing in April 2029, with quarterly interest payments (SOFR + 8.25% p.a.). This new financing was used for the early settlement of the existing financing, which originally matured in October 2026.

(iv) Financing taken by Terminal Química for the construction of the ethane import terminal in Mexico, in which Braskem committed to provide capital support to cover 50% of the obligations of contingent capital contribution within the financing of the Terminal Química, with the other 50% provided by the other shareholder.

The amount of the borrowings with maturities in the long term are as follows:

30

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

	Consolidated
	Mar/25	Dec/24

2026	38	37
2027	22	11
2028	1,743	1,610
2029	5,083	5,392
2032	6,813	7,227
Total	13,699	14,277

17 Reconciliation of financial activities in the statement of cash flow

					Consolidated
			Loan from
			non-controlling
	Borrowings	Braskem Idesa	shareholders
	and debentures	financing	of Braskem Idesa	Lease	Dividends

Balances at December 31, 2024	53,232	15,134	1,050	4,306	2

Issued	-	263	-	-	-
Payments	(215)	(20)	-	(261)	-
Cash generated (used) in financing activities	(215)	243	-	(261)	-

Other changes
Interest paid	(1,210)	(256)	-	(64)	-
Interest and monetary and exchange variations, net	496	314	22	(12)	-
VAT on loan	-	-	(16)	-	-
New contracts	-	-	-	482	-
Currency translation adjustments	(3,163)	(918)	(46)	(142)	-
	(3,877)	(860)	(40)	264	-

Balances at March 31, 2025	49,140	14,517	1,010	4,309	2

Current	1,701	818	-	959	2
Non current	47,439	13,699	1,010	3,350	-
Total	49,140	14,517	1,010	4,309	2

		Parent company
			Loan from
			non-controlling
		Borrowings	shareholders
		and debentures	of Braskem Idesa	Lease	Dividends

Balances at December 31, 2024		9,203	51,034	2,414	2

Issued		-	4,163	-	-
Payments		(40)	(3,416)	(118)	-
Cash used in financing activities		(40)	747	(118)	-

Other changes
Interest paid		(63)	-	(49)	-
Interest and monetary and exchange variations, net		(132)	(2,647)	(60)	-
VJ Mutuals adjustments		-	48	-	-
		(195)	(2,599)	(109)	-

Balances at March 31, 2025		8,968	49,182	2,187	2

Current		638	3,489	576	2
Non current		8,330	45,693	1,611	-
Total		8,968	49,182	2,187	2

31

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

18 Financial instruments and risk management

18.1 Financial risk management

Overview

The Company approved, together with its Board of Directors, the financial policy that establishes concepts, criteria and power limits for decisions involving:

• Cash flow and liquidity risk management;

• Counterparty risk management; and

• Foreign exchange, index and interest rate, and commodity risk management.

The main objectives of the Company's financial policy are to ensure:

- Proactive and continuous risk management through anticipation and, when necessary, protection against unfavorable scenarios, in order to protect the Company's results and assets;

- The continuous alignment of the objectives of the teams involved in risk management with the Company's overall objectives;

- The continuous preservation of the Company's financial health;

- The protection of the Company's results and assets against the non-performance of financial obligations assumed by counterparties;

- The efficiency and effectiveness in safeguarding against market risk exposures, currency exposures, and commodity exposures, through the use of financial instruments or by recognizing the presence of natural hedges and the correlations between the prices of different assets and markets, as well as in maintaining the balance between active and passive exposures;

In order to comply with the objectives of the financial policy, management conducts risk management as a continuous process, considering the exposed areas of the business, involving the identification, measurement, follow-up, monitoring, and, if necessary, the definition of limits and appropriate mitigation instruments under the circumstances. In line with risk management policies, every derivative operation must be linked to an effective exposure, without a speculative character.

18.2 Classification of financial instruments

Transactions in financial instruments are recognized on the date the Company becomes a party to the contractual provisions of the instrument and end when they expire, are settled, received, or their risks and benefits are substantially transferred.

Financial assets are initially recognized at fair value, which corresponds to the transaction price, and are subsequently measured based on the management model of these assets by the management.

32

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

		Consolidated
	Note	Mar/25	Dec/24
Assets
Amortized cost
Cash and cash equivalents	4	5,012	5,971
Trade accounts receivable	6	3,406	3,516
Other assets		395	474

Fair value through profit or loss
Derivatives	18.4	69	34
Cash equivalents	4	6,305	9,015
Financial investments	5	1,756	1,832
Energy future agreements	18.4	504	89

Fair value through other comprehensive income
Trade accounts receivable	6	48	46

Fair value of hedge accounting instruments
Derivatives	18.4	-	49

Liabilities
Amortized cost
Trade payables	14	15,862	16,963
Borrowings and debentures	15	49,637	53,767
Braskem Idesa borrowings	16	14,868	15,526
Loan from non-controlling shareholders of	9 (a)	1,010	1,050
Braskem Idesa
Leniency agreement	21	615	636
Other liabilities		1,332	1,673

Fair value through profit or loss
Derivatives	18.4	95	49
Energy future agreements	18.4	522	108

Fair value of hedge accounting instruments
Derivatives	18.4	18	156

Except for loans, financing and debentures whose fair values were disclosed in the note below, the carrying amount of the other financial instruments represents a reasonable approximation of their fair value.

33

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

18.3 Fair value hierarchy

The Company classifies part of its financial instruments as carried at fair value and, depending on the inputs used in their measurement, such instruments can be classified into 3 levels of hierarchy. Level 1 indicates a value based on quoted prices for identical assets and liabilities, without any adjustments. Level 2 involves inputs from pricing models or the use of available prices for similar assets and liabilities. Level 3 involves pricing through a model based on data not available in the market.

The fair value of the financial instruments measured at the end of the year is shown below:

	Consolidated
	Level 1	Level 2	Total

Assets
Cash equivalents	-	6,305	6,305
Financial investments	-	1,756	1,756
Trade accounts receivable	-	48	48
Derivatives	-	83	83
Energy future agreements	-	89	89

Liabilities
Derivatives	-	205	205
Energy future agreements	-	108	108

Financing
Foreign currency - Bonds	36,077	-	36,077
Foreign currency - Others	-	3,492	3,492
Local currency	-	839	839
Debentures	2,195	530	2,725

Braskem Idesa financing
Bond	9,480	-	9,480
Others	-	1,576	1,576

Counterparty risk - Financial institutions

In defining counterparties for active financial operations, including derivatives, the criteria for classifying the counterparty's credit risk by a specialized agency should be observed. This involves using the local long-term rating for Brazilian institutions and the global rating for international institutions, as well as considering the concentration of exposure to the counterparty.

34

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

The Company accepts as counterparties financial institutions and issuers of securities that meet the minimum rating below:

Rating agency	Local minimum rating	Global minimum rating
Fitch Ratings	A+	BBB-
Standard & Poor's	A+	BBB-

Other agencies that have an equivalent reputation may be considered in the risk management process. In addition to the minimum rating, the Company also considers, as main criteria, the exposure by institution concentration, exposure relative to the counterparty's equity, and exposure by category of rating and Credit Default Swap ("CDS") of counterparties.

The exposure classified by credit risk rating of the cash and cash equivalents and financial investments is presented below:

			Mar/25			Dez/24
	Domestic market	Foreign market	Total	Domestic market	Foreign market	Total
Financial assets with risk classification
AAA	4,146	5,635	9,781	4,656	7,482	12,138
AA+	94	-	94	153	-	153
AA	78	-	78	190	-	190
AA-	44	-	44	125	-	125
A+	5	1,644	1,649	-	2,849	2,849
A	182	616	798	232	678	910
A-	-	451	451	7	233	240
BBB	-	2	2	-	1	1
	4,549	8,348	12,897	5,363	11,243	16,606
Financial assets without risk classification
Other financial assets with no risk (i)	176	-	176	212		212
assessment

	176	-	176	212		212

Total	4,725	8,348	13,073	5,575	11,243	16,818

(i) Investments approved by the Management, in accordance with the Financial Policy.

Counterparty risk - Trade accounts receivable

As part of its financial risk management, the Company has a specific policy for managing the credit risk of clients, which sets operational parameters and responsibilities for the management of receivables and is enforced by a specialized credit and collection team, which is in charge of the main activities of credit risk management. The Company also has a credit committee responsible for monitoring and supporting the management in the application of internal policies.

35

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings, representing the Company’s total exposure, was as follows:

			(%)
		Mar/25	Dec/24
Minimal risk		68.83	70.27
Low risk		18.76	16.60
Medium risk		6.41	8.49
High risk		3.85	4.51
Very high risk	(i)	0.15	0.13

(i)	Clients in this group that are still actively purchasing from the Company and paying in advance.

For the export market, approximately 89% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, approximately 21% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

18.4 Market risk

The Company, in the normal course of its operations, is exposed to a variety of market risks, mainly related to fluctuations in exchange rates, interest rates and commodity prices, which may affect its current and future cash flows.

To mitigate these risks, the Company follows procedures set forth in its financial risk management policy, which aims to identify and monitor exposures, implement actions to protect the organization's results against market volatility, and conduct an organized risk management process.

36

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

As of March 31, 2025, the Company has contracted the following derivative financial instruments, which are used in managing market risk protection:

Instrument	Market risk	Exposure	Protection	Notional	Balance at Dec/2024	Change in fair value	Financial settlement	Balance at Mar/25

Non-hedge accounting transactions

Future contract	Commodities price	Gasoline	Naphtha	29	(9)	4	10	5
Swap - Terminal Química	Interest rate	SOFR variable	SOFR fixed	(21)	24	(5)	2	21
Energy future agreements	Energy price	Energy	-	(71)	19	(1)	-	18
					34	(2)	12	44

Hedge accounting transactions

Put and call options	Foreign exchange	R$	US$	4,675	132	(122)	(1)	9
Swap CRA	US$ and fixed rate	R$	US$ and fixed rate	742	(49)	58	-	9
Swap CDI dollar	US$ and fixed rate	R$	US$ and fixed rate	-	24	(10)	(14)	-
					107	(74)	(15)	18

Asset
Current asset					73			305
Non-current asset					99			268
Total					172		-	573

Liabilities
Current liabilities					212			318
Non-current liabilities					101			317
Total					313		-	635
Balance - liabilities - assets					141			62

37

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

Selection of risks

On March 31, 2025, the main risks that can affect the value of Company’s financial instruments are:

• IPCA inflation rate;

• Selic and CDI interest rates;

• SOFR interest rate;

• US$/R$ exchange rate;

• MXN/R$ exchange rate; and

• Euro/R$ exchange rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(a)	Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil (“BACEN”) was used to create the probable scenario for the US$-R$/Euro-R$ exchange rate, the Selic/CDI interest rate and the IPCA interest rate as at March 31, 2025.

According to the Market Readout, US$1 will remain at approximately R$5.92, while the Selic rate should reach 15.00% p.a. at the end of the year 2025. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate. According to the forward market curves, the Euro is expected to stay around R$7.47, and the Mexican Peso is expected to remain near R$0.33.

Since the Market Readout report does not include consensus forecasts for the SOFR interest rates, the projection of the U.S. Federal Reserve for the Federal Funds Rate was used, which was published in March 2025, in comparison with the current level of the Federal Funds rate on March 31, 2025.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

38

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

				Gain (losses)
	Exposure value	Probable	Reasonably possible	Possible
Instrument / Sensitivity	as of Mar. 2025	(US$ x R$ 5,92)	(US$ x R$ 6,44)	(US$ x R$ 7,84)

Brazilian real / U.S dollar exchange rate
Cash, cash equivalents and financial investments	8,072	250	984	2,952
Borrowings	60,138	(1,862)	(7,330)	(21,989)
Trade payables	12,459	(386)	(1,519)	(4,556)
Derivatives	785	287	(181)	(92)
Loan from non-controlling shareholders of Braskem Idesa	1,010	39	(128)	(384)
Trade accounts receivables	1,472	44	173	580

		(EUR x R$ 7,48)	(EUR x R$ 6,92)	(EUR x R$ 8,37)

Brazilian real / euro exchange rate
Cash, cash equivalents and financial investments	237	49	28	83
Trade accounts receivables	12	3	1	4
Trade payables	248	(51)	(29)	(87)
Borrowings	61	(13)	(7)	(21)

		(MXN x R$ 0,33)	(MXN x R$ 0,32)	(MXN x R$ 0,38)

Brazilian real / Mexican peso exchange rate
Cash, cash equivalents and financial investments	160	24	18	55
Trade payables	224	(34)	(26)	(77)

		14,75%	15,22%	21,15%

CDI interest rate
Cash, cash equivalents and financial investments	834	(9)	(40)	(130)
Borrowings indexed to CDI	5,259	(35)	(154)	(477)
Leniency agreement	615	(9)	(44)	(137)

		0.0565	0.0722	0.1155

IPCA interest rate
Borrowings indexed to IPCA	1,150	(66)	(249)	(806)
Derivatives	767	887	840	1,002

		0.038	0.0868	0.1747

SOFR interest rate
Borrowings indexed to SOFR	7,436	80	(720)	(2,160)

39

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

18.6 Cash flow hedge

The Company designates certain derivative financial instruments and financial liabilities of debts in US dollars as hedging instruments to protect against cash flow variability. Cash flow hedges are intended to protect against exposure to cash flow variability that is attributable to foreign exchange risk associated with highly probable future sales.

Derivatives designated for hedge accounting – Braskem S.A.

(i) US$ call and put options

On March 31, 2025, the Company holds a total notional amount of put options of US$0.96 billion (R$4.68 billion), with an average strike price of 4.84 R$/US$ and notional amount of call options of US$0.66 billion (R$4.68 billion), with an average strike price of 7.09 R$/US$. The operations have a maximum term of 18 months.

As the object of hedge, future sales in Brazilian real pegged to U.S. dollar were designated, with the months of recognition always coinciding with those of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the OCI.

(ii) US$ CDI Swap Agreements

In 2018, the Company contracted foreign exchange derivatives operations ("swaps") totaling R$1.27 billion, with annual maturities from January 2019 to January 2025, replacing the CDI-linked maturity variations with those linked to the US dollar. These operations were designated to cash flow hedge, where the hedging instruments are foreign exchange derivatives, and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in R$/US$ price.

Accordingly, the mark-to-market adjustment in the effective hedge portion will be recorded in equity in OCI and will be recognized in financial results upon the realization of each of the objects.

(iii) US$ Swap Agreements - CRA

In 2022, the Company entered into swap agreements with semiannual maturities over the next 10 years, starting in March 2022, replacing the variation of the IPCA with the variation of the US dollar. These operations were designated for cash flow hedge accounting, in which hedge instruments are foreign exchange derivatives and the hedge objects are highly probable future revenue subject to the R$/US$ exchange rate.

Accordingly, the mark-to-market adjustment in the effective hedge portion will be recorded in equity in OCI and will be recognized in financial results upon the realization of each of the hedge objects.

40

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

(iv) Future exports in US$ - Braskem Idesa

Below is the breakdown of the instruments designated for hedge accounting at Braskem Idesa, with the details of each operation and the balance for the year:

					Hedge instruments – US$
Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in R$	Balance at Dec/24	Exchange variations	Balance at Mar/25
2017	Financial liabilities in US$	1,250	2028	3.169	1,250		1,250
2019	Financial liabilities in US$	2,200	2025 / 2030 / 2031 / 2032	3.922	1,800		1,800
2020	Financial liabilities in US$	600	2032	4.021	400		400
2021	Financial liabilities in US$	400	2025	5.583	400		400
2022	Financial liabilities in US$	500	2029	5.179	500		500
2023	Financial liabilities in US$	400	2033	5.008	400		400
2024	Financial liabilities in US$	400	2033	5.778	400		400
				Total	5,150		5,150

					Hedge instruments – R$
Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in R$	Balance at Dec/24	Exchange variations	Balance at Mar/25
2017	Financial liabilities in US$	7,740	2028	3.169	7,740	(562)	7,178
2019	Financial liabilities in US$	13,623	2025 / 2030 / 2031 / 2032	3.922	11,146	(811)	10,335
2020	Financial liabilities in US$	3,715	2032	4.021	2,477	(180)	2,297
2021	Financial liabilities in US$	2,477	2025	5.583	2,477	(180)	2,297
2022	Financial liabilities in US$	3,096	2029	5.179	3,096	(225)	2,871
2023	Financial liabilities in US$	2,477	2033	5.008	2,477	(180)	2,297
2024	Financial liabilities in US$	2,477	2033	5.778	2,477	(180)	2,297
				Total	31,890	(2,318)	29,572

41

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

The balances included in the hedge reserves and their changes during the year are presented below:

		Other comprehensive income in the year
Designation year	Balance at Dez/2024	Exchange variation in the year	Hedge reserve carried out	Balance at Mar/2025
2013	-	-	-	-
2017	(3,779)	562	-	(3,217)
2019	(4,758)	811	356	(3,591)
2020	(1,108)	180	-	(928)
2021	(244)	180	-	(64)
2022	(507)	225	-	(282)
2023	(474)	180	-	(294)
2024	(166)	180	-	14
Total	(11,036)	2,318	356	(8,362)

Income taxes	3,752	(789)	(121)	2,842

Hedge reserve net of income tax	(7,284)	1,529	235	(5,520)

Hedge reserve for designated instruments	(6,616)			(5,086)
Hedge reserve for discontinued instruments	(668)			(434)

The realizations of the hedge reserve are recognized in the financial result for the fiscal year.

(v) Future exports in US$ - Braskem Idesa

Below is the breakdown of the instruments designated for hedge accounting at Braskem Idesa, with the details of each operation and the balance for the year:

					Hedge instrument – US$
Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in MXN	Balance at Dec/2024	Hedge instruments carried out	Balance at Mar/2025
2019	Financial liabilities in US$	900	2026 a 2029	19.611	900	-	900
2021	Financial liabilities in US$	1,350	2023 a 2031	20.359	1,327	(22)	1,305

				Total	2,227	(22)	2,205

					Hedge instrument – R$
Designation year	Hedge instrument	Notional	Maturity	Protection exchange rate in MXN	Balance at Dec/2024	Hedge instruments carried out	Balance at Mar/2025
2015	Financial liabilities in US$	5,573	2026 a 2029	19.611	5,573	-	5,573
2019	Financial liabilities in US$	8,360	2023 a 2031	20.359	8,217	(136)	8,081

				Total	13,790	(136)	13,654

42

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

The balances included in the hedge reserves and their changes during the year are presented below:

		Other comprehensive income in the year
Designation year	Balance at Dec/2024	Exchange variation in the year	Hedge reserve carried out	Balance at Mar/2025
2014, 2015, 2019, 2021	(492)	(38)	173	(357)
Income tax	147	11	(53)	105
Hedge reserve net of income tax	(345)	(27)	120	(252)

The realizations of the hedge reserve are recognized in the financial result for the fiscal year.

19 Taxes payable

	Consolidated		Parent company
	Mar/25	Dec/24	Mar/25	Dec/24
Parent company and brazilian subsidiaries
IPI	79	78	79	78
ICMS	494	494	482	490
PIS and COFINS	5	24	2	24
Other	30	3	28	3
	-	-	-	-
Foreign subsidiaries	-	-	-	-
Value-added tax	83	122	-	-
Tax on financial income	153	168	-	-
Total	843	889	590	595

Current liabilities	599	625	499	501
Non-current liabilities	244	264	91	94
Total	843	889	590	595

43

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

20 Income tax

(a)	Amounts recognized in profit and loss

		Consolidated		Parent company
	Note	Mar/25	Sep/23	Mar/25	Sep/23

Profit (loss) before IR and CSL		816	(2,071)	1,084	(1,987)

IR and CSL at the rate of 34%		(277)	704	(369)	676
		-	-	-	-
Permanent adjustments to the IR and CSL calculation basis		-	-	-	-
IR and CSL on equity in results of investees		(2)	(2)	280	219
Thin capitalization		(320)	(239)	(320)	(239)
Difference of rate applicable to each country		450	205	-	-
International Tax Reform - Pillar Two	(22(e))	(77)
Other permanent adjustments		42	58	23	(14)

Effect of IR and CSL on results of operations		(184)	726	(386)	642

Current IR and CSL expense		(24)	(141)	-	(1)
Current IR - Pillar Two		(77)
Deferred IR and CSL expense		(83)	822	(386)	643
Total		(184)	681	(386)	642

Effective rate		22.5%	32.9%	35.6%	32.3%

44

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

(b) Deferred income tax and social contribution

	Consolidated		Parent company
Asset	Mar/25	Dec/24	Sep/24	Dec/23
Tax losses (IR) and negative base (CSL)	8,118	7,419	4,859	4,077
Exchange variations	4,738	6,618	4,738	6,618
Temporary adjustments	4,008	4,890	3,396	3,607
Lease	1,995	1,720	1,169	1,107
Tax credits	804	804	804	804
Other	107	125	103	102
	19,770	21,576	15,069	16,315

Liability
Amortization of goodwill	716	716	716	716
Tax depreciation	4,562	4,681	1,404	1,366
PIS/COFINS credit - exclusion of ICMS from the calculation basis	190	190	190	189
Temporary adjustments	62	1,038	-	-
Right of use of assets	1,833	1,546	1,035	958
Present value adjustment and amortized cost	942	652	641	649
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	155	162	155	163
Other	10	16	2	6
	8,470	9,001	4,143	4,047

(c)	Offset for the purpose of presentation in the consolidated statement of financial position
	Sep/24			Dec/23
	Deferred tax assets	Deferred tax liabilities	Balance	Deferred tax assets	Deferred tax liabilities	Balance

Braskem	15,069	(4,143)	10,926	16,315	(4,047)	12,268
Braskem Argentina	-	(2)	(2)	-	-	-
Braskem America	515	(1,655)	(1,140)	494	(1,767)	(1,273)
Braskem Alemanha	25	(15)	10	24	(17)	7
Braskem Green	-	(30)	(30)	-	(24)	(24)
Braskem Holanda	379	(286)	93	355	(195)	160
Braskem Siam	9	(8)	1	-	-	-
Braskem Idesa	3,562	(2,247)	1,315	3,612	(2,284)	1,328
Braskem Mexico Serviços	14	(2)	12	14	-	14
Braskem Mexico Sofom	100	(71)	29	657	(654)	3
B&TC	5	(11)	(6)	-	(10)	(10)
ER Plastic	-	-	-	5	-	5
Terminal Quimica	48	-	48	56	-	56
Voqen	16	-	16	16	-	16
Wise	28	-	28	28	(3)	25
	19,770	(8,470)	11,300	21,576	(9,001)	12,575

Deferred tax assets			12,478			13,882
Deferred tax liabilities			(1,178)			(1,307)
Balance			11,300			12,575

45

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

(d)	Realization of deferred tax assets

In the period ended as of March 31, 2025, the Company did not identify any events indicating that the book value of these deferred taxes exceeds the recoverable amount.

(e)	International Tax Reform – Pillar two

The Company is within the scope of the International Tax Reform – Pillar two model rules and operates in Netherlands and Germany, which have already effective new legislation, from January 1, 2024, however, the Company only recorded additional income taxes in the Netherlands, where its effective rate is less than 15%.

No other jurisdiction in which the Company has operations has enacted the new legislation and, furthermore, the effective rate in these regions is greater than 15%. Therefore, the Company does not expect any additional impact on its financial statements.

The Company applied mandatory temporary exemption to the recognition of deferred taxes for the impacts of the complementary tax rate and assessed the new disclosures required about Pillar Two exposures.

21 Sundry provisions

	Consolidated		Parent company
	Mar/25	Dec/24	Mar/25	Dec/24
Leniency agreement (a)	615	636	615	636
Provision for environmental damages	1,001	1,042	1,001	1,042
Provision for customers rebates	169	201	128	108
Other	98	92	98	92
Total	1,883	1,971	1,842	1,878

Current liabilities	628	619	587	526
Non-current liabilities	1,255	1,352	1,255	1,352
Total	1,883	1,971	1,842	1,878

(a)	Leniency agreement

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations (“Investigation”) and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (“MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the amount of US$957 (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General (“CGU”) and the Office of the Attorney General (“AGU”), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$410 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement, and no additional payments by the Company are expected.

46

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

Since 2016, The Company has already paid R$3,442 distributed as shown below:

	AGU
Agreements signed with:	CGU and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total

Amounts paid	1,250	297	407	1,282	206	3,442

(i) U.S. Department of Justice (“DoJ”); Swiss Office of the Attorney General (“OAG”) and U.S. Securities Exchange Commission (“SEC”).

In August 2023, the Company was notified by the CGU about the end of the monitoring period of the Company’s integrity program, and also presented the closing of the monitorship.

In February 2024, a decision was rendered by the Federal Supreme Court, within the scope of the Action against the Violation of a Constitutional Fundamental Right (“ADPF”) No. 1051, determining the renegotiation of leniency agreements. In December 2024, the Company entered into an Amendment to the Leniency Agreement to adjust the payment schedule and other obligations and conditions, as outlined below:

(i)	2025: R$35
(ii)	2026: R$35
(iii)	2027: R$55
(iv)	2028 to 2030: installments of R$158 each.

In January 2025, the amount scheduled for the current year was settled, with payment of the inflation-adjusted amount at R$37.

The CGU/AGU Amendment is pending approval by the Federal Supreme Court (STF), in the ADPF records.

As a result of the amendment, the Company recognized a reversal of R$112 in the provision amount of the leniency agreement.

As of March 31, 2025, the balance payable adjusted by the SELIC rate is R$615 (2024: R$636), of which R$86 is recorded under current liabilities (2024: R$ 85) and R$529 is recorded under non-current liabilities (2024: R$551).

47

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

22 Provisions for legal proceedings

22.1 Claims with probable chance of loss

	Consolidated		Parent company
	Mar/25	Dec/24	Mar/25	Dec/24
Labor claims	180	190	180	190
	-	-	-	-
Tax claims	-	-	-	-
IR and CSL	34	34	34	34
PIS and COFINS	250	248	250	248
ICMS	17	20	17	20
Other tax claims	88	84	88	84
	389	386	389	386

Corporate claims	123	118	123	118
Civil claims and other	153	151	153	151

	845	845	845	845

22.2 Contingent liabilities

(a) IR/CSL: Collection due to the non-approval of offsets made using credits resulting from a negative balance. The claims are in the administrative and judicial phases, with performance bond that fully cover the litigated amount having been presented. In February 2025, a decision recognized part of the credit sought in two administrative proceedings on the negative balance of 2018, resulting in a reduction of R$313. In April 2025, Braskem became a party to two new administrative proceedings that did not approve offsets, in the amount of R$428. On March 31, 2025, the contingency amount is R$700 (2024: R$568).

48

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

23 Geological event - Alagoas

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological event are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreements in progress:

i) Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed;

ii) Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation (“ACP Socio-Environmental Reparation”) and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió. Additionally, the agreement provides for the allocation of the amount of R$300 for compensation for social damages and collective pain and suffering and for any contingencies related to actions in vacated areas and urban mobility actions. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed;

iii) Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area (“Flexal Agreement”), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, by the 3rd Federal Court of Maceió, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region; and

iv) Global Agreement with the Municipality of Maceió (“Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

49

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period:

		Parent company
		Consolidated
	Mar/25	Dec/24

Balance at the beginning of the year	5,570	5,240
	-	-
Provisions (reversal) (*)	(47)	2,237
Payments and reclassifications (**)	(468)	(2,052)
Realization of present value adjusment	25	145
	-	-
Total	5,080	5,570

Current liability	2,044	2,436
Non-current liability	3,036	3,134
Total	5,080	5,570

(*) i) The reversal of the provision during the period primarily refers to the update of the present value adjustment due to the remeasurement of the estimated disbursement. In the fiscal year 2024, it is mainly explained by the update of cost estimative relating to the adjustments to the plan for closing the mining wells, implementation and advancement in the maturity of projects, initiatives and programs present in the actions fronts in Alagoas; and ii) inflation adjustment of R$4 (2024: R$114) reported under Financial expenses;

(**) Of this amount, R$286 (2024: R$1,819) refers to payments made and R$182 (2024: R$233) was reclassified to Other liabilities, which totals a balance of R$431 (2024: R$478) referring to accounts payable for the Geological event – Alagoas.

The amounts included in the provision are segregated into the following action fronts:

a. Support for relocating and compensating: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4 updated in December 2020), including establishments that require special measures for their relocation, such as hospitals, schools and public equipment.

This action has a provision of R$765 (2024: R$997) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation.

b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas.

The closure plan of 35 mining areas currently considers the following:

i)	18 cavities are scheduled for priority filling with solid material. To date, 6 cavities have already been filled, 6 cavities are in the filling process, and the remaining 6 cavities are in the preparation and planning activities;
ii)	6 cavities were naturally filled and, therefore, do not indicate, at this moment, the need for additional measures. Cavity 18, which collapsed on December 10, 2023, is awaiting approval by the ANM regarding the technical studies presented that conclude on its natural filling;

50

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

iii)	11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, the Company based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field.

Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions.

The provisioned balance amount of R$2,404 (2024: R$2,607) to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations.

Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities.

As one of the results of the collapse of cavity 18, as agreed in the Socio-Environmental Reparation Agreement, the specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity, conducted by specialized firm, was completed. The report was submitted to the authorities, and their opinion is awaited concerning the recommended additional actions, which are related to evaluations and monitoring that complement the ongoing environmental plan.

c. Social and urban measures: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. To date, of the 11 projects defined for urban mobility, 6 have already been completed, 2 are in progress and the remaining projects are in the planning stage. Regarding the Social and Urban Action Plan ("PAS"), of the 30 actions under Braskem's responsibility, 5 are under implementation, 10 are in the planning stage, and 15 are yet to be planned. The balance of the provision is R$998 (2024: R$1,141).

d. Additional measures: Refers to actions regarding: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$913 (2024: R$825).

51

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM").

In October 2024, the Company became aware of the conclusion of the Federal Police of Alagoas investigation that had been ongoing since 2019. The investigation files were forwarded to the Public Prosecutor's Office for evaluation, which required additional measures. The Company reiterates that it has always been at the disposal of authorities and has been providing all information related to salt mining exploration over the course of the investigation.

The Company has been making progress in negotiations with public entities about other indemnification requests to understand them better, which may lead to future agreements. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims related to damage or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may significantly differ from its estimates and provisions.

52

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

23.1 Lawsuits in progress

The contingent liabilities whose loss is assessed as possible by the Company’s Management, based on its evaluation and that of its external legal advisors, related the geological event in Alagoas, are disclosed as follows:

	Parent company
	Consolidated
	Mar/25	Dec/24

Civil claims - Alagoas (*)	9,460	9,241
Environmental claims - Alagoas	87	85
Total (**)	9,547	9,326

(*) Amounts presented net of the portion of the provision for compensation and relocation of public facilities located on the Civil Defense Map (version 4) covered by lawsuits related to the topic. The total amount of provisions related to these claims is R$279.

(**) Comprise the lawsuits with possible loss prognosis detailed below, and others of lesser value involved, including Public Civil Actions related to the relocation of certain public facilities located in the region.

In the context of this event, the main lawsuits filed against the Company are:

Description of civil lawsuits		Estimate
		2025	2024
1)	Public-Interest Civil Action (“ACP”) Reparation for Residents – Map Version 5
	Plaintiffs: Federal Prosecution Office (MPF), Federal Public Defender’s Office (DPU) and Alagoas State Prosecution Office (MPE/AL)

On November 30, 2023, the Company was informed of the Public-Interest Civil Action filed by the plaintiffs against the Municipality of Maceió and Braskem, with a request for a injunctive relief based on evidence, against Braskem, requesting through a preliminary injunction: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of relocation) of Version 5 of the Civil Defense Map and making feasible the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damage to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions.

Regarding the preliminary injunction filed by the plaintiffs, which were initially granted by the lower court, the judge rendered decision based on interlocutory appeal determining “the immediate suspension of the provisory execution determined by the trial court”, which was sustained by the full court until the final and unappealable decision of the interlocutory appeal.

		1,143	1,113

53

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

2)	Public-Interest Civil Action - Request for Indemnification for Additional Collective Pain and Suffering
Plaintiff: Alagoas State Public Defender’s Office
In March 2024, the Company became aware of the Public-Interest Civil Action filed by the Public Defender’s Office (DPE) which, among others, challenges clause 69 of the Socio-environmental Agreement (payment of R$150 for collective pain and suffering), alleging that there are facts subsequent to the execution of the agreement that would have caused additional pain and suffering.
DPE requested a preliminary injunction: (i) to suspend clause 58, paragraph two, of the Socio-environmental Agreement in order to reject the possibility of returning the area to Braskem; (ii) to prohibit the sale of the PCF area until a final and unappealable decision is made on the subject of the claim, considering that the assets acquired through the Program for Financial Compensation must not be sold or pledged. On April 12, 2024, these preliminary claims were rejected by the court.
	In the merit, the claims include: (i) the loss of all properties that are the subject of PCF, with the possibility of returning the area to the victims or to the public domain, besides ordering Braskem to pay, as compensation for collective and social pain and suffering, the same amount paid by Braskem for material damages; (ii) condemning Braskem, as compensation for existential damages, for the loss of all properties that are the subject of the PCF; (iii) condemning Braskem for “illicit profit,” with the loss of properties that are the subject of the PCF, and the payment of amounts obtained by the Company through its alleged illicit conduct (to be calculated in the liquidation of the award); (iv) issue of subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with the publication of material fact notice.	166	162
3)	Public-Interest Civil Action - Refusal of insurance within the scope of Housing Financial System (“SFH”)
Plaintiff: Federal Public Defender’s Office

In November 2021, the Company became aware of the Public-interest civil action to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – See item (i).

Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon.

On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. Braskem was not found guilty, and insurance companies filed an appeal against the decision, which is still pending.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

		-	-

54

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

4)	Public-Interest Civil Action - Review of terms of the Flexal Agreement
	Plaintiff: Alagoas State Public Defender’s Office

In March 2023, the Company became aware of the Public-interest civil action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexal Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas.

Through this lawsuit, the DPE seeks, among other claims, the inclusion of residents of Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP.

As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region. The injunction relief requests were rejected by the trial and appellate courts.
On January 19, 2024, a decision was rendered, judging partially valid the requests made by the DPE.
The Company, the DPE/AL, the Alagoas State Government and the Federal Government filed appeals against this decision. The effects of the lower court's decision are suspended until the appeals are adjudicated.

		2,189	2,137
5)	Public-Interest Civil Action - Fishermen Reparation
	Plaintiffs: Federation of Fishermen of the State of Alagoas (“FEPEAL”) and National Confederation of Fishermen and Aquaculturists (“CNPA”)

In August 2023, the Company became aware of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the “Associations”) against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations.

As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action, and also publishing a material fact notice to the shareholders. These requests were rejected by the Courts.

Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50,000 and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132,000 in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount of R$100,000; (iii) compensation for collective material damages to the Associations, in the amount of R$750,000; and (iv) attorney fees in the amount of 20% on the value of the award. The Company filed an answer. The action was suspended by the TRF5 pending the judgment of the Interlocutory Appeal filed by Braskem, which challenges the legitimacy of the representation of the plaintiff institutions.

		1,812	1,767
6)	Action against the Violation of a Constitutional Fundamental Right (ADPF)
	Plaintiff: Alagoas State Governor
On December 18, 2023, the Company was informed of the Action against the Violation of a Constitutional Fundamental Right (ADPF) filed before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases 0803836-61.2019.4.05.8000 (ACP Reparation for Residents, 0806577-74.2019.4.05.8000 (ACP Social-Environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties.
	On June 24, 2024, the judge rapporteur issued a decision denying the ADPF continuance. The plaintiff filed an appeal against this decision. It is not possible to assign a contingency amount to this lawsuit, which has illiquid claims, aiming at the declaration of nullity of specific contractual clauses of the Agreements.	-	-

55

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

7)	Indemnifying action
	Plaintiff: Companhia Brasileira de Trens Urbanos (“CBTU”)

On February 2, 2021, the Company was notified of the filing of an action, formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming compensation for losses and damages in the amount of R$222 and for moral damages in the amount of R$0.5, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.

Braskem entered into a memorandum of understanding with CBTU to reach a mutual solution and suspend the lawsuit during the negotiation period. Moreover, a procedural legal transaction was presented, approved by the court, which provided for the suspension of lawsuit, enabling the continuity of negotiations.

		1,500	1,492
8)	Action for Damages - Pinheiro District Property
	Plaintiff: Construtora Humberto Lobo
	In July 2019, the Company became aware of the action for damages claiming that the plaintiff suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. On July 05, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor’s image, only ordering the return of R$3 by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit. Appeals filed by the parties are pending judgment.	1	1
9)	Indemnity Claim
	Plaintiff: State of Alagoas

In March 2023, the Company became aware of the indemnity claim requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser.

On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. On April 7, 2025, the Court of Justice of Alagoas granted Braskem's interlocutory appeal to declare the absolute lack of jurisdiction of the State Court of Alagoas, ordering the transfer of the case to the Federal Court in Alagoas.

		1,568	1,493
10)	Other civil actions - Indemnifications related to the impacts of subsidence and relocation of areas affected
	Plaintiffs: Sundry
	The Company is defendant in several other actions filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.	1,081	1,076
Total civil lawsuits		9,460	9,241

56

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

Description of environmental lawsuits		Estimate
		2025	2024
1)	Notice of violation
	Plaintiff: Environment Institute of Alagoas State (“IMA”)

 On December 4, 2023, the IMA issued a fine to the Company due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been fined for the same event and legal grounds, a defense to the notice of violation was filed for bis in idem. The original notice of violation of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023.

On June 28, 2024, Braskem was served with the decision, still subject to administrative appeal, maintaining the notice of violation.

		82	79
2)	Sundry environmental lawsuits	5	6
Total environmental lawsuits		87	85

24	Equity

24.1 Capital

On March 31, 2025 and December 31, 2024, the Company's subscribed and paid-up capital stock amounted to R$8,043 and comprised 797,207,834 shares with no par value, distributed as follows:

								Amount of shares
		Common		Preferred shares		Preferred shares
		shares	%	class A	%	class B	%	Total	%

Novonor		226,334,623	50.11	79,182,498	22.95	-	-	305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96	-	-	288,188,691	36.15
ADR	(i)	-	-	72,726,734	21.08	-	-	72,726,734	9.12
Norges Bank		-	-	23,859,004	6.91	-	-	23,859,004	2.99
Other		12,907,077	2.86	93,530,390	27.10	478,790	100.00	106,916,257	13.42
Total		451,668,652	100.00	345,060,365	100.00	478,790	100.00	797,207,807	100.00
Treasury shares		-	-	27	-	-	-	27	-
Total		451,668,652	100.00	345,060,392	100.00	478,790	100.00	797,207,834	100.00

Authorised		535,661,731		616,682,421		593,818		1,152,937,970

(i) American Depository Receipt (“ADR”) on the New York Stock Exchange – NYSE (USA).

24.2 Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class “A” preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

57

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

In the period ended March 31, 2025 and March 31, 2024, no shares were delivered.

25 Earnings per share

The table below shows the reconciliation of profit or loss for the year adjusted for the amounts used to calculate basic and diluted earnings per share.

	Mar/25	Mar/24
	Basic amd diluted	Basic amd diluted

Profit (loss) for the period attributed to Company's shareholders	698	(1,345)
	-	-
Distribution of priority dividends attributable to:	-	-
Preferred shares class "A"	209	-
	209	-

Distribution of 6% of unit price of common shares	273	-
	-	-
Distribution of excess profits, by class:	-	-
Common shares	122	-
Preferred shares class "A"	93	-
	215	-

Reconciliation of income available for distribution, by class (numerator):
Common shares	396	(762)
Preferred shares class "A"	302	(582)
Preferred shares class "B"	-	(1)
	698	(1,345)

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652
Preferred shares class "A"	345,060,365	345,060,365
Preferred shares class "B"	478,790	478,790
	797,207,807	797,207,807

Profit (loss) per share (in R$)
Common shares	0.8759	(1.6876)
Preferred shares class "A"	0.8759	(1.6876)
Preferred shares class "B"	0.6057	(1.6876)

58

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

26 Net revenues

	Consolidated		Parent company
	Mar/25	Mar/24	Mar/25	Mar/24
Sales revenue
Domestic market	14,565	13,244	14,220	13,027
Foreign market	8,038	7,674	2,332	1,973
	22,603	20,918	16,552	15,000

Sales and services deductions
Taxes
Domestic market	(3,065)	(2,928)	(3,056)	(2,906)
Foreign market	(7)	(13)	-	-
Sales returns	-	-	-	-
Domestic market	(35)	(40)	(27)	(37)
Foreign market	(36)	(17)	(4)	(3)
	-	-	-	-
	(3,143)	(2,998)	(3,087)	(2,946)
Net sales and services revenue	19,460	17,920	13,465	12,054

27 Expenses by nature and function

	Consolidated		Parent company
	Mar/25	Mar/24	Mar/25	Mar/24

Classification by nature:
Raw materials other inputs	(14,947)	(13,547)	(11,453)	(10,140)
Personnel expenses	(1,099)	(990)	(640)	(602)
Outsourced services	(723)	(674)	(531)	(522)
Depreciation and amortization	(1,191)	(1,229)	(750)	(801)
Freights	(1,032)	(1,014)	(361)	(340)
Idle industrial plants	(125)	(76)	(73)	(45)
Alagoas geological event (Note 23)	51	(38)	51	(38)
Other income	152	141	191	127
Other expenses	(440)	(529)	(269)	(219)
Total	(19,354)	(17,956)	(13,835)	(12,580)

Classification by function:
Cost of products sold	(18,150)	(16,709)	(13,232)	(11,872)
Selling and distribution	(520)	(460)	(256)	(242)
(Loss for) Reversal of impairment of trade accounts receivable and others from clients	(2)	(43)	2	(43)
General and administrative	(663)	(652)	(384)	(413)
Research and development	(126)	(106)	(47)	(44)
Other income	152	141	191	127
Other expenses	(45)	(127)	(109)	(93)
Total	(19,354)	(17,956)	(13,835)	(12,580)

59

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

28 Financial results

	Consolidated		Parent company
	Mar/25	Mar/24	Mar/25	Mar/24
Financial income
Interest income	210	358	122	296
Inflation indexation income on tax assets	4	4	4	5
Adjustment to present value - appropriation	59	48	44	33
Other	22	17	14	1
	295	427	184	335

Financial expenses
Interest expenses	(1,177)	(1,060)	(1,207)	(1,122)
Loans transaction costs - amortization	(46)	(48)	(2)	(5)
Adjustment to present value - appropriation	(189)	(216)	(203)	(231)
Interest expenses on leases	(72)	(65)	(42)	(49)
Other	(146)	3	(73)	86
	(1,630)	(1,386)	(1,527)	(1,321)

Derivatives and exchange rate variations, net
On financial assets	(82)	116	(322)	171
On financial liabilities	2,193	(1,165)	2,358	(1,233)
Gain on derivatives	2	(22)	-	(56)
Losses on derivatives	(61)	-	(62)	-
	2,052	(1,071)	1,974	(1,118)

Total	717	(2,030)	631	(2,104)

The effects from exchange variation on the Company’s transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate
	Mar/25	Dec/24	Variation	Mar/25	Mar/24	Variation
U.S. dollar - Brazilizan real	5.7422	6.1923	-7.27%	5.8522	4.9515	18.19%
Euro - Brazilizan real	6.1993	6.4363	-3.68%	6.1608	5.4096	13.89%
Mexican peso - Brazilizan real	0.2808	0.2986	-5.96%	0.2869	0.2915	-1.60%
U.S. dollar - Mexican peso	20.4510	20.7505	-1.44%	20.4065	16.9957	20.07%
U.S. dollar - Euro	0.9263	0.9621	-3.72%	0.9500	0.9210	3.15%

60

Braskem S.A. Management notes to the parent company and consolidated quarterly information as of March 31, 2025 All amounts in millions of Brazilian Real, except as otherwise stated

29 Segment information

	Mar/25
				Operating expenses
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes

Reporting segments
Brazil	13,848	(12,938)	910	(440)	-	47	517
USA and Europe	4,780	(4,634)	146	(222)	-	85	9
Mexico	1,213	(1,080)	133	(124)	-	(7)	2
Total	19,841	(18,652)	1,189	(786)	-	125	528

Other segments	520	(429)	91	-	(7)	(43)	41
Corporate unit	-	-	-	(512)	-	22	(490)

Braskem consolidated before eliminations and reclassifications	20,361	(19,081)	1,280	(1,298)	(7)	104	79

Eliminations and reclassifications	(901)	931	30	(13)	-	3	20

Total	19,460	(18,150)	1,310	(1,311)	(7)	107	99

	Mar/24
				Operating expenses
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes

Reporting segments
Brazil	12,742	(11,851)	891	(816)	-	49	124
USA and Europe	4,876	(4,401)	475	(323)	-	(29)	123
Mexico	1,135	(1,062)	73	(109)	-	(6)	(42)
Total	18,753	(17,314)	1,439	(1,248)	-	14	205

Other segments	244	(147)	97	-	(5)	(9)	83
Corporate unit	-	-	-	(44)	-	12	(32)
					-
Braskem consolidated before eliminations and reclassifications	18,997	(17,461)	1,536	(1,292)	(5)	17	256

Eliminations and reclassifications	(1,077)	752	(325)	31	-	(3)	(297)

Total	17,920	(16,709)	1,211	(1,261)	(5)	14	(41)

30 Contractual obligations

The Company has long-term commitments for the purchase of feedstock. As of March 31, 2025, these obligations amounted to R$8,273 (2024: R$8,355) and are expected to be settled by 2044.

31 Subsequent events

In May 2025, the Company inaugurated the TQPM’s ethanol import terminal in Mexico, which will provide Braskem Idesa with necessary conditions to import all of its feedstock needs.

61

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro-objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Notice to the Market does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.